COLUMBIA LABORATORIES, INC.

PROSPECTUS
----------

2,475,000      Shares of Common Stock Issuable Upon Conversion of Outstanding
               Debt and Accrued Interest
1,420,000      Shares of Common Stock Issued or Issuable Upon Exercise of
               Certain Warrants
  150,000      Shares of Common Stock Issued in a Private Placement
   50,000      Shares of Common Stock Issued in Payment of Legal Services
      308      Shares of Common Stock Issued for Consulting Services

         The Propectus relates to (i) 2,475,000 shares of Common Stock, $.01 par value per share ("Common Stock") of Columbia Laboratories, Inc. (the "Company"), issuable upon conversion of the notes and accrued interest related to the 1993 Debt Offering ("Conversion Shares"); (ii) 1,420,000 shares of Common Stock ("Warrant Shares") issuable upon exercise of certain warrants ("Warrants");
(iii) 150,000 shares of Common Stock issued in connection with a private placement offering ("1994 Private Placement Shares"); (iv) 50,000 shares of Common Stock issued in payment of legal services and (v) 308 shares of Common Stock issued to Thomas D. Parry and Romano Romani ("Additional Romani Shares") in partial payment for consulting services rendered. The Warrants were issued to purchase (i) 1,212,500 shares of Common Stock at $4.00 per share, exercisable through June 30, 1998, issued in connection with the 1993 Debt Offering (the exercise price of 1,050,000 of the warrants was reduced to $3.50 per share, conditioned upon the immediate exercise of the warrants and certain other consideration); (ii) 150,000 shares of Common Stock at $4.375 per share, exercisable through September 28, 1999, issued to Dominion Capital in recognition of the continued support Dominion provides the Company and (iii) 57,500 shares of Common Stock at $4.875 per share, exercisable through July 19, 1999, issued to certain individuals in recognition of the continued support these individuals provide the Company. The exercise prices of the Warrants are subject to adjustment in certain events. The Conversion Shares, Warrant Shares, 1994 Private Placement Shares and the Additional Romani Shares are collectively referred to as the "Shares".

         The Shares offered pursuant to this Prospectus may be sold from time to time by the selling securityholders ("Selling Securityholders"), or by their transferees, in certain instances. No underwriting arrangements have been entered into for the sale of the Shares. Sales may be made from time to time on the American Stock Exchange at prices prevailing at the time of sale, or in private transactions at negotiated prices, and any commissions paid or discounts given will be those customary in the transactions involved.

         The Selling Securityholders and brokers and dealers through whom such securities are sold may be deemed "underwriters" within the meaning of the Securities Act of 1933, as amended ("Securities Act"), with respect to such securities, and any profits realized or commissions received may be deemed underwriting compensation. The Company has agreed to indemnify the Selling Securityholders against certain liabilities, including liabilities under the Securities Act.

         The Company's Common Stock trades on the American Stock Exchange ("AMEX") under the symbol COB. On April 22, 1997, the last reported sale price of the Company's Common Stock on the American Stock Exchange was $11.25.
See "Price Range of Common Stock."

                      THE SECURITIES OFFERED HEREBY INVOLVE
                             A HIGH DEGREE OF RISK.
                        SEE "RISK FACTORS ON PAGES 3-7."

             THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED
                BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS
                   THE COMMISSION PASSED UPON THE ACCURACY OR
                 ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 The date of this Prospectus is April 22, 1997.

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934 under Section 15(d) thereof and in accordance therewith files reports and other information with the Securities and Exchange Commission ("Commission"). In addition, the Company has filed with the Commission a registration statement on Form S-1 under the Securities Act covering the securities offered by this Prospectus. Such reports and other information can be inspected and copied at public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C.; Northwestern Atrium Center, 500 W. Madison Street, Suite 1400, Chicago, Illinois; and 7 World Trade Center, Suite 1300, New York, New York. Copies of such material can be obtained from the Public Reference Section of the Commission, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the Company's Common Stock trades on the American Stock Exchange and reports, proxy statements and other information concerning the Company can be inspected at the offices of the American Stock Exchange, 86 Trinity Place, New York, New York.

                                   THE COMPANY

         Columbia Laboratories, Inc. (the "Company") was incorporated as a Delaware corporation in December 1986. The Company's principal executive offices are located at 2665 South Bayshore Drive, Miami, Florida 33133, and its telephone number is (305) 860-1670. The Company's subsidiaries, all of which are wholly-owned, are Columbia Laboratories (Bermuda) Ltd. ("Columbia Bermuda"), Columbia Laboratories (France) SA ("Columbia France"), Columbia Laboratories
(UK) Limited ("Columbia UK"), Columbia Laboratories (Ireland) Limited ("Columbia Ireland") and Columbia Research Laboratories, Inc. ("Columbia Research").

         The Company's objective is to develop unique pharmaceutical products that treat female specific diseases and conditions including menopause, fertility, contraception, sexually transmitted diseases, premenstrual syndrome and dysmenorrhea. Columbia's products primarily utilize the Company's patented bioadhesive delivery technology, the Bioadhesive Delivery System.

         Formulated products utilizing the Bioadhesive Delivery System consist principally of a polymer, polycarbophil, and an active ingredient. The Bioadhesive Delivery System is based upon the principle of bioadhesion, a process by which the polymer adheres to epithelial surfaces and to mucin, a naturally occurring secretion of the mucous membranes. The polymer remains attached to epithelial surfaces and/or the mucin and is discharged upon normal cell turnover or upon the detachment of the mucin from the mucous membranes, a physiological process which, depending upon the area of the body, occurs every 12 to 72 hours. This extended period of attachment permits the Bioadhesive Delivery System to be utilized in products when extended duration of effectiveness is desirable or required.

         The Company has focused on women's health care because of the significant number of women whose health and hygiene needs have not been met by available products and because the Company has found vaginal delivery to be particularly effective. The Company intends to continue to develop products that improve the delivery of previously approved drugs.

                                  RISK FACTORS

         An investment in the securities offered hereby is speculative and involves a high degree of risk. The securities should be purchased only by persons who are sophisticated in financial and business matters and who can afford the loss of their entire investment. In addition, prospective investors should carefully consider, along with the other information contained herein, the following special considerations and risk factors in analyzing the offering.

         1. HISTORY OF LOSSES; SHORTAGE OF WORKING CAPITAL. The Company sustained a net loss of $13,078,984 for the fiscal year ended December 31, 1996, which was primarily the result of research and development activities. While the Company has received an initial purchase order for Crinone from Wyeth-Ayerst, there can be no assurance that funds generated from operations will be sufficient to achieve the Company's research and development plans. In the event that the Company is unable to generate sufficient funds from sales of its current products, the Company expects to need additional funds to continue and complete research and development, conduct pre-clinical and clinical trials and apply for regulatory approval, if necessary. In such event, if the Company is unable to obtain such additional funds, the Company may be unable to continue operations. In addition, companies engaging in the development and commercialization of prescription and over-the-counter drugs and cosmetics frequently encounter various unanticipated problems, including development, regulatory, manufacturing, distribution and marketing difficulties. The failure to adequately address such difficulties would adversely affect the Company's prospects.

         2. DEPENDENCE UPON STRATEGIC ALLIANCE AGREEMENTS. The Company entered into strategic alliance agreements with various companies for the distribution and marketing of its bioadhesive products in certain countries. There can be no assurance that any of the companies with whom the Company has entered into these agreements will aggressively or successfully market the products. The Company's success to a great extent is dependent on the marketing efforts of its strategic alliance partners, over which the Company has limited ability to influence. The failure of these companies to successfully market the products could have a materially adverse effect on the Company's cash flow. The failure of the Company to satisfy its obligations under any of these agreements may result in modifications of the terms or termination of the relevant agreement. There can be no assurance that the Company will have the ability to satisfy all of its obligations under the agreements. Modification or termination of these agreements could have a materially adverse effect on the business and financial condition of the Company.

         As part of these agreements, certain of the strategic alliance partners have the right of first option or right of first refusal, in the applicable countries, to license future gynecological products developed by the Company. The Company is currently in discussions with these partners and other companies regarding the potential licensing of other products. There can be no assurance that the Company will be able to enter into any such agreements or that any upfront payments or ongoing royalties will be received or whether the partners will aggressively or successfully market these products.

         3. COMPETITION. While the Company has entered into the strategic alliance agreements for the marketing of its bioadhesive products in certain countries with large pharmaceutical companies, there can be no assurance that the Company and its partners will have the ability to compete successfully. The Company's success to a great extent is dependent on the marketing efforts of its strategic alliance partners, over which the Company has limited ability to influence. The markets which the Company and its strategic alliance partners operate in or intend to enter are characterized by intense competition. The Company and its partners compete against established pharmaceutical and consumer product companies which market products addressing similar needs. In addition, numerous companies are developing, or in the future may develop, enhanced delivery systems and products competitive with the Company's present and proposed products. Some of the Company's and its partners' competitors possess greater financial, research and technical resources than the Company or its partners. Moreover, these companies may possess greater marketing capabilities than the Company or its partners, including the resources to implement extensive advertising campaigns.

         4. GOVERNMENT REGULATION. The Company is subject to both the applicable regulatory provisions of the Food and Drug Administration ("FDA") in the United States and the applicable regulatory agencies in those foreign countries where its products are manufactured and/or distributed.

         As in the United States, a number of foreign countries require pre-marketing approval by health regulatory authorities. Requirements for approval may differ from country to country and may involve different types of testing. There can be substantial delays in obtaining required approvals from regulatory authorities after applications are filed. Even after approvals are obtained, further delays may be encountered before the products become commercially available.

         5. TECHNOLOGICAL CHANGE; PATENT AND TRADEMARK PROTECTION AND PROPRIETARY INFORMATION. Notwithstanding the patents underlying the Bioadhesive Delivery System, other companies may independently develop equivalent or superior technologies or processes and may obtain patents or similar rights with respect thereto. Moreover, the Company may determine for financial or other reasons not to enforce its rights under the patents. Although the Company believes that the patented technology has been independently developed and does not infringe on the patents of others, there can be no assurance that the technology does not and will not infringe on the patents of others. In the event of infringement, the Company would, under certain circumstances, be required to modify the processes or obtain a license and/or pay a license fee. There can be no assurance that the Company would be able to do either of the foregoing in a timely manner or upon acceptable terms and conditions, and failure to do any of the foregoing could have a materially adverse effect on the Company.

         The Company has filed "Replens", "Advantage 24' and "Crinone" as trademarks in countries throughout the world. There can be no assurance that such trademarks will afford the Company adequate protection or that the Company will have the financial resources to enforce its rights under such trademarks.

         The Company also relies on confidentiality and nondisclosure agreements. There can be no assurance that other companies will not acquire information which the Company considers to be proprietary. Moreover, there can be no assurance that other companies will not independently develop know-how comparable or superior to that of the Company.

         6. UNCERTAINTY OF DEVELOPMENT OF FORMULATED PRODUCTS UTILIZING THE BIOADHESIVE DELIVERY SYSTEM. Several potential products utilizing the Bioadhesive Delivery System remain in the early stages of development and remain subject to all the risks inherent in the development of products based on innovative technologies, including unanticipated development problems, as well as the possible insufficiency of funds to undertake development which could result in abandonment or substantial change in the development of a specific formulated product. In addition, ethical products developed by the Company will require pre-marketing regulatory approval. There can be no assurance that additional products utilizing the Bioadhesive Delivery System can be successfully developed, can be developed on a timely basis or will prove to be more effective than formulated products based on existing or other newly developed technologies.

         7. DEPENDENCE UPON PRINCIPAL SUPPLIER. Medical grade, cross-linked polycarbophil, the polymer used in the Company's products utilizing the Bioadhesive Delivery System, is currently available from only one supplier, B.F. Goodrich Company ("Goodrich"). The Company believes that Goodrich will supply as much of the material as the Company may require because the Company's products rank among the highest value-added uses of the polymer. There can be no assurance that Goodrich will continue to supply the product. In the event that Goodrich cannot or will not supply enough of the product to satisfy the Company's needs, the Company will be required to seek alternative sources of polycarbophil. There can be no assurance that an alternative source of polycarbophil will be obtained.

         8. DEPENDENCE UPON KEY PERSONNEL. The success of the Company will be largely dependent on the personal efforts of Norman M. Meier, its President and Chief Executive Officer; William J. Bologna, its Chairman and Nicholas A. Buoniconti, its Vice Chairman and Chief Operating Officer. The Company has entered into employment agreements with Messrs. Meier and Bologna which expire on December 31, 2000 and with Mr. Buoniconti which expires on April 15, 1997. The success of the Company is also dependent upon certain other key personnel and the Company's ability to hire additional qualified marketing, technical and other personnel. There can be no assurance that the Company will be able to hire and retain such additional employees when needed.

         9. POTENTIAL PRODUCT LIABILITY. The Company may be exposed to product liability claims by consumers. Although the Company presently maintains product liability insurance coverage in the amount of $15 million, there can be no assurance that such insurance will be sufficient to cover all possible liabilities. In the event of a successful suit against the Company, insufficiency of insurance coverage could have a materially adverse effect on the Company. In addition, certain food and drug retailers require minimum product liability insurance coverage as a condition precedent to purchasing or accepting products for retail distribution. Failure to satisfy such insurance requirements could impede the ability of the Company to achieve broad retail distribution of its proposed products, which would have a materially adverse effect upon the business and financial condition of the Company.

         10. NO DIVIDENDS IN FORESEEABLE FUTURE ON COMMON, SERIES A OR SERIES B STOCK. The Company has never paid a cash dividend on its Common Stock and does not anticipate the payment of cash dividends in the foreseeable future. The Company intends to retain any earnings for use in the development and expansion of its business.

         The Series A Preferred Stock pays cumulative dividends at a rate of 8% per annum payable quarterly. As of December 31, 1996, dividends of $108,693 have been earned but have not been declared and are included in other long-term liabilities in the accompanying consolidated balance sheet.

         11. EFFECT ON MARKET PRICE OF SALES OF SUBSTANTIAL AMOUNTS OF COMMON STOCK. As of March 31, 1997, the Company had 28,273,672 shares of Common Stock outstanding, of which 24,092,617 shares are freely tradable. In addition, the Company had outstanding Series A and Series B Preferred Stock and outstanding warrants and options outstanding, that if exercised or converted would result in the issuance of an additional 4,846,477 shares of Common Stock, of which 3,470,477 have been registered under the Securities Act and; accordingly, when issued will be freely tradable. The exercise and conversion of these securities is likely to dilute the then book value per share of the Company's Common Stock. In addition, the existence of these securities may adversely affect the terms on which the Company can obtain additional equity financing. Moreover, the holders of these securities are likely to exercise their rights at a time when the Company would otherwise be able to obtain capital on terms more favorable than those provided by their exercise prices. Approximately 4,175,404 shares of the Company's Common Stock that are restricted securities may currently be sold pursuant to Rule 144. Sales of substantial amounts of Common Stock in the open market could have a significant adverse effect on the market price of the Company's Common Stock.

         12. AUTHORITY TO ISSUE ADDITIONAL PREFERRED STOCK. The Company's Certificate of Incorporation authorizes the issuance of preferred stock with such designation, rights and preferences as may be determined from time to time by the Board of Directors. The Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of the Company's Common Stock or outstanding series of preferred stock. In the event of issuance of additional shares of the Company's preferred stock, such shares could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. There can be no assurance that the Company will not, under certain circumstances, issue additional shares of its preferred stock. See "Description of Securities."

         13. DEPENDENCE UPON THIRD-PARTY MANUFACTURING ARRANGEMENT. The Company currently relies on third-party arrangements for the manufacture of its products. There can be no assurance that third-party manufacturers will be able to satisfy the Company's needs. The Company's dependence upon third parties for the manufacture of its products could have an adverse effect on the Company's profit margins and its ability to deliver its products on a timely and competitive basis.

         14. NET OPERATING LOSS ABSORPTION LIMITATION. As of December 31, 1996, the Company had available net operating loss carryforwards of approximately $48 million to offset its future U.S. taxable income. Under Section 382 of the Internal Revenue Code of 1986, as amended ("Code"), utilization of prior net operating loss carryforwards is limited after an ownership change to the product of (a) an annual amount equal to the value of the loss corporation's outstanding stock at the date of the ownership change multiplied by (b) the federal long-term tax exempt bond rate. While the Company's initial public offering of Common Stock (when combined with prior and subsequent issuances and transfers of the Company's capital stock since January 1, 1987) probably did constitute an ownership change, the resulting annual limitation on utilization of the Company's net operating loss carryforwards is not expected to cause a significant portion of the Company's present net operating loss carryforwards to become unavailable for offset against the Company's income on a long-term basis, although depending upon the precise method utilized to compute the value of the Company at the date of the ownership change, the Code Section 382 limitation may significantly limit utilization of such net operating losses in any one year.

                                 USE OF PROCEEDS

         The Company will receive no proceeds from the sale of the Shares, but will receive additional proceeds of $170,625, if, and when, all of remaining warrants are exercised. There can be no assurance that any warrants will be exercised. Expenses of this offering, estimated at $18,000, of which $16,000 have already been expensed, are payable by the Company. The Company anticipates that any proceeds received from the exercise of the warrants will be used for working capital and general corporate purposes.

                                    DILUTION

         As of December 31, 1996, the net tangible book value of the Company was $3,331,681. After consideration of the $295,300 liquidation preference of the outstanding Series A and B Preferred Stock, the tangible book value of the Common Stock was $3,036,381 or $.11 per share of Common Stock. After giving effect to the conversion of the Series A and B Preferred Stock and exercise of all the outstanding options and warrants, the pro forma net tangible book value of the Company's Common Stock would be $.62 per share, representing immediate dilution of $4.25 per share to the individuals exerising the warrants.

                                    BUSINESS

GENERAL DESCRIPTION OF BUSINESS

         The Company was incorporated as a Delaware corporation in December 1986. The Company's objective is to develop unique pharmaceutical products that treat female specific diseases and conditions including menopause, fertility, contraception, sexually transmitted diseases, premenstrual syndrome and dysmenorrhea. Columbia's products primarily utilize the Company's patented bioadhesive delivery technology, the Bioadhesive Delivery System.

         Formulated products utilizing the Bioadhesive Delivery System consist principally of a polymer, polycarbophil, and an active ingredient. The Bioadhesive Delivery System is based upon the principle of bioadhesion, a process by which the polymer adheres to epithelial surfaces and to mucin, a naturally occurring secretion of the mucous membranes. The polymer remains attached to epithelial surfaces and/or the mucin and is discharged upon normal cell turnover or upon the detachment of the mucin from the mucous membranes, a physiological process which, depending upon the area of the body, occurs every 12 to 72 hours. This extended period of attachment permits the Bioadhesive Delivery System to be utilized in products when extended duration of effectiveness is desirable or required.

         The Company has focused on women's health care because of the significant number of women whose health and hygiene needs have not been met by available products and because the Company has found vaginal delivery to be particularly effective. The Company intends to continue to develop products that improve the delivery of previously approved drugs.

         The Company is currently engaged solely in one business segment -- the development and sale of pharmaceutical products and cosmetics. See footnote 6 to the consolidated financial statements for information on foreign operations.

PRODUCTS

         CRINONE/Trademark/. The Company's first prescription drug is a sustained release, vaginally delivered, natural progesterone product. Crinone utilizes the Company's patented Bioadhesive Delivery System which enables the progesterone to achieve a "First Uterine Pass Effect"(C). Crinone is the first product to deliver progesterone directly to the uterus, thereby maximizing therapeutic benefit and avoiding side effects seen with orally-delivered synthetic progestins. If cleared for marketing by the FDA, Crinone will be the first vaginally-delivered natural progesterone gel available in the U.S.

         In July 1996, Columbia submitted a New Drug Application ("NDA") to the U.S. Food and Drug Administration ("FDA") for clearance to market Crinone as a hormonal therapy for patients with secondary amenorrhea (loss of menstrual period). In November 1996, the Company submitted a second NDA for clearance to market Crinone for use in Assisted Reproductive Technologies ("ART") procedures, including IN-VITRO fertilization, ovum donation and stimulated cycles. The FDA granted the ART filing a priority review. In addition, in February 1997, the FDA approved the Company's Treatment Protocol under its Investigational New Drug Application ("IND") for the use of Crinone in assisted fertility procedures. As a result, through leads generated by the Wyeth-Ayerst institutional sales force, Columbia has begun distributing Crinone to leading infertility clinics throughout the United States.

         The first regulatory approval for Crinone as a prescription drug was received in the U.K. in June 1995. Approved indications in the U.K. include the prevention of hyperplasia and endometrial cancer in post-menopausal women receiving hormone replacement therapy ("HRT"), use in IN VITRO fertilization procedures, reduction of the symptoms of premenstrual syndrome ("PMS"), menstrual irregularities, dysmenorrhea and dysfunctional uterine bleeding, and infertility due to inadequate luteal phase (insufficient progesterone production). Regulatory authorities in Finland and Ireland have also approved Crinone for these indications. In France, Crinone is approved for use in IN VITRO fertilization procedures and approvals for additional indications are expected during 1997. Approvals in Germany, Italy, Brazil, Belgium, Holland, Scandinavia, Greece and Portugal are also expected during 1997.

         In May 1995, the Company entered into a worldwide, except for South Africa, license and supply agreement with American Home Product Corporation ("AHP") under which the Wyeth-Ayerst division of AHP will market Crinone. Under the terms of the agreement, the Company has received $10.5 million in milestone payments to date and will continue to receive additional milestone payments and a percentage of sales.

         ADVANTAGE 24/Registered Mark/. Advantage 24, the Company's 24 hour sustained release contraceptive gel, is sold in the United States by Lake Consumer Products, Inc., under the existing FDA monograph for nonoxynol-9 spermicidal products. Roberts Pharmaceuticals markets Advantage 24 in Canada.

         Among Advantage 24's benefits is its slow release characteristic which permits the spermicide to be effective for up to 24 hours, in contrast with conventional spermicides that must be applied at most two hours prior to intercourse. The slow release feature is derived from the Company's Bioadhesive Delivery System, which enables the nonoxynol-9 to adhere to the cervix. Broader claims relating to prevention of sexually transmitted diseases (STD's) will be requested upon completion, if successful, of clinical studies now underway. In Europe, the Company intends to register Advantage 24 as an over-the-counter drug.

         Additionally, the United Nations Global Program on AIDS (formerly known as the World Health Organization Global Program on AIDS) has completed a 600 women safety study on Advantage 24. Analysis of the data generated indicates that Advantage 24, as used in the study, was free of any serious side effects. In addition, Advantage 24 was shown to be safer than any other nonoxynol-9 product studied. Studies to determine the efficacy of Advantage 24 in preventing the heterosexual transmission of HIV and other STD's have recently begun in a National Institutes of Health sponsored study in Kenya. Additional U.N. studies are scheduled to begin shortly in Thailand, India and the Ivory Coast.

         REPLENS/Registered Mark/. Replens replenishes vaginal moisture on a sustained basis and relieves the discomfort associated with vaginal dryness. Replens was the first product utilizing the Bioadhesive Delivery System. Replens is marketed by various pharmaceutical companies throughout the world.

         OTHER PRODUCTS. The Company also markets Advanced Formula Legatrin PM/Registered Mark/, for the relief of occasional pain and sleeplessness associated with minor muscle aches such as night leg cramps; Vaporizer in a bottle/Registered Mark/, a portable cough suppressant for the temporary relief of a cough due to the common cold; and Diasorb/Registered Mark/, a pediatric antidiarrheal product. These products do not utilize the Bioadhesive Delivery System.

RESEARCH AND DEVELOPMENT

         The Company expended $10,942,065 in 1996, $7,812,488 in 1995 and
$8,976,047 in 1994, on research and development activities. The increase in expenditures are primarily the result of costs associated with contracting for, supervising and administering the clinical studies on the Company's Crinone and Advantage 24 products. These studies are coordinated from the Company's New York and Paris offices.

         SPC3 (SYNTHETIC POLYMERIC CONSTRUCTION #3). In December 1993, the Company entered into an Option and License Agreement with a French research group based in Marseille, France, pursuant to which it was granted an option to obtain an exclusive license to the North and South American rights to a potential AIDS treatment. In May 1996, this agreement was amended such that Columbia now has the right to obtain an exclusive license to the worldwide rights. A phase I/II clinical trial in humans is now underway in the U.S. The purpose of this trial is to determine the optimal dosage of SPC3 in late stage seropositive patients. The options, which must be exercised upon the occurrence of certain events, expire in December 1998. Upon exercise of the options, the Company will be required to pay an additional $7 million. If the Company does not exercise its options upon the occurrence of certain events, the Company's rights to the options are terminated.

PATENTS, TRADEMARKS AND PROTECTION OF PROPRIETARY INFORMATION

         The Company purchased the patents underlying the Bioadhesive Delivery System from Bio-Mimetics, Inc. ("Bio-Mimetics"). The basic patent that covers the Bioadhesive Delivery System was issued in the United States in 1986 and by the European Patent Office in 1992. The Company has the exclusive right to the use of the Bioadhesive Delivery System subject to certain third party licenses issued by Bio-Mimetics that have been assigned to the Company and certain restrictions on the assignment of the patents. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations."

         During 1996, the Company was granted United States patents covering vaginal moisturization and the direct transport of progesterone to the uterus. In addition, a patent covering the treatment of ischemia through the delivery of Crinone was filed in the United States. The Company is continuing to develop the core Bioadhesive Delivery System and has filed additional patent applications covering tissue moisturization, vaginal moisturization, progesterone delivery and use of nonoxynol-9 in an anti-sexually transmitted disease formulation throughout the world. While patent applications do not ensure the ultimate issuance of a patent, it is the Company's belief that patents based on these applications will issue.

         Because the Company operates on a worldwide basis, the Company seeks worldwide patent protection for its technology and products. While having patent protection cannot ensure that no competitors will emerge, this is a fundamental step in protecting the technologies of the Company.

         The Company has filed "Replens", "Advantage 24" and "Crinone" as trademarks in countries throughout the world. Applications for the registration of trademarks do not ensure the ultimate registration of these marks. The Company believes these marks will be registered. In addition, there can be no assurance that such trademarks will afford the Company adequate protection or that the Company will have the financial resources to enforce its rights under such trademarks.

         The Company also relies on confidentiality and nondisclosure agreements. There can be no assurance that other companies will not acquire information which the Company considers to be proprietary. Moreover, there can be no assurance that other companies will not independently develop know-how comparable to or superior to that of the Company.

MANUFACTURING

         Crinone, Advantage 24 and Replens are currently being manufactured and packaged by third-party manufacturers in Europe utilizing the "form, fill and seal" single step manufacturing process.

         Medical grade, cross-linked polycarbophil, the polymer used in the Company's products utilizing the Bioadhesive Delivery System, is currently available from only one supplier, B.F. Goodrich Company ("Goodrich"). The Company believes that Goodrich will supply as much of the material as the Company may require because the Company's products rank among the highest value-added uses of the polymer. There can be no assurance that Goodrich will continue to supply the product. In the event that Goodrich cannot or will not supply enough of the product to satisfy the Company's needs, the Company will be required to seek alternative sources of polycarbophil. There can be no assurance that an alternative source of polycarbophil will be obtained.

         All of the other raw materials used by the Company for its products utilizing the Bioadhesive Delivery System are available from several sources.

OVER-THE-COUNTER DRUGS

         GENERAL. The Company currently markets three over-the-counter drugs:
Advanced Formula Legatrin PM, for the relief of occasional pain and sleeplessness associated with minor muscle aches such as night leg cramps; Diasorb, a pediatric antidiarrheal product; and Vaporizer in a bottle, a portable cough suppressant. These over-the-counter drugs are manufactured by third-party manufacturers. All of the raw materials used by the Company for its over-the-counter drugs are available from several sources.

         The over-the-counter drugs are sold to drug wholesalers and chain drug stores. The Company utilizes approximately 20 drug manufacturers' representative firms to make calls on the Company's trade customers. The manufacturers' representatives receive commissions based on sales made within their respective territories. The Company supports the activities of the manufacturers' representatives by advertising in consumer publications and convention participation.

SALES

         The following table sets forth the percentage of the Company's consolidated net sales by product, for each product accounting for 15% or more of consolidated net sales in any of the three years ended December 31, 1996.

                                         1996             1995              1994
                                         ----             ----              ----
          Replens                         12%              30%               39%
          Advantage 24                    18                5                 6
          Legatrin PM/Legatrin            55               52                49
          Other products                  15               13                 6
                                         ---              ---               ---
                                         100%             100%              100%
                                         ===              ===               ===

The Company anticipates the percentage of sales attributable to Legatrin PM and the other products to decrease in future years as additional products utilizing the Bioadhesive Delivery System are introduced. Warner-Lambert accounted for approximately 21% and 27% of 1995 and 1994 consolidated net sales, respectively. A retail customer accounted for approximately 18%, 16% and 14% of 1996, 1995 and 1994 consolidated net sales, respectively. Another customer accounted for approximately 13%, 5% and 6% of 1996, 1995 and 1994 consolidated net sales, respectively.

COMPETITION

          While the Company has entered into the strategic alliance agreements for the marketing of its women's health care products, there can be no assurance that the Company and its partners will have the ability to compete successfully. The Company's success to a great extent is dependent on the marketing efforts of its strategic alliance partners, over which the Company has limited ability to influence. The markets which the Company and its strategic alliance partners operate in or intend to enter are characterized by intense competition. The Company and its partners compete against established pharmaceutical and consumer product companies which market products addressing similar needs. In addition, numerous companies are developing or, in the future, may develop enhanced delivery systems and products competitive with the Company's present and proposed products. Some of the Company's and its partners' competitors possess greater financial, research and technical resources than the Company or its partners. Moreover, these companies may possess greater marketing capabilities than the Company or its partners, including the resources to implement extensive advertising campaigns.

          Although the Company is not aware of any product incorporating rate-controlled technology with respect to vaginal lubrication, the Company believes that Replens competes in the same markets as K-Y Jelly(R) and Gyne-Moisturin(R), vaginal lubricants marketed by Johnson & Johnson Products, Inc. and Schering-Plough Corporation, respectively. The Company also believes that Advantage 24, Legatrin PM and Diasorb compete against numerous products in their respective categories and that Vaporizer in a bottle/Registered Mark/ competes against Vicks Vaporsteam, a product distributed by Richardson-Vicks, Inc.

GOVERNMENT REGULATION

          The Company is subject to both the applicable regulatory provisions of the FDA in the United States and the applicable regulatory agencies in those foreign countries where its products are manufactured and/or distributed.

          As in the United States, a number of foreign countries require premarketing approval by health regulatory authorities. Requirements for approval may differ from country to country and may involve different types of testing. There can be substantial delays in obtaining required approvals from regulatory authorities after applications are filed. Even after approvals are obtained, further delays may be encountered before the products become commercially available.

          In the United States, manufacturers of pharmaceutical products are subject to extensive regulation by various Federal and state governmental entities relating to nearly every aspect of the development, manufacture and commercialization of such products. The FDA, which is the principal regulatory authority in the United States for such products, has the power to seize adulterated or misbranded products and unapproved new drugs, to require their recall from the market, to enjoin further manufacture or sale and to publicize certain facts concerning a product. As a result of FDA regulations, pursuant to which new pharmaceuticals are required to undergo extensive and rigorous testing, obtaining premarket regulatory approval requires extensive time and cash expenditures. The manufacturing of the Company's products which are either manufactured and/or sold in the United States, is subject to current Good Manufacturing Practices prescribed by the FDA. The labeling of over-the-counter drugs in the United States, as well as advertising relating to such products, are subject to the review of the Federal Trade Commission ("FTC") pursuant to the general authority of the FTC to monitor and prevent unfair or deceptive trade practices.

PRODUCT LIABILITY

          The Company may be exposed to product liability claims by consumers. Although the Company presently maintains product liability insurance coverage in the amount of $15 million, there can be no assurance that such insurance will be sufficient to cover all possible liabilities. In the event of a successful suit against the Company, insufficiency of insurance coverage could have a materially adverse effect on the Company.

EMPLOYEES

          As of March 31, 1997, the Company had 38 employees, 4 in management, 16 in research and development administration, 3 in manufacturing, 4 in marketing, and 11 in support functions. None of the Company's employees are represented by a labor union. The Company believes that its relationship with its employees is satisfactory.

         The Company has employment agreements with certain employees, some of whom are also stockholders of the Company. See "Executive
Compensation--Employment Agreements."


                                   PROPERTIES

          As of March 31, 1997, the Company leases the following properties:


                                                                                           ANNUAL
  LOCATION                USE                    SQUARE FEET        EXPIRATION              RENT
  --------                ---                    -----------        ----------             ------
Miami, FL             Corporate office              3,900           September 1998       $  92,000
Paris, France         Research admin office         9,500           April 1999             330,000
Paris, France         Business residence            2,000           June 2001               70,000
New York, NY          Residential office            1,000           April 1998              44,000


                                LEGAL PROCEEDINGS

         Certain law suits have been filed against the Company with respect to product liability. In the opinion of management and counsel, none of these lawsuits are material and they are all adequately reserved for or covered by insurance or, if not so covered, are without any or have little merit or involve such amounts that if disposed of unfavorably would not have a material adverse effect on the Company.

                             SELECTED FINANCIAL DATA

         The following consolidated selected financial data of the Company for the five years ended December 31, 1996 (not covered by the auditors' report), should be read in conjunction with the consolidated financial statements and related notes thereto. See the financial statements of the Company annexed to this Prospectus on pages F-1 to F-18.


                                                    FOR THE YEARS ENDED DECEMBER 31,
                                        1996          1995         1994         1993         1992
                                   -------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA:

NET SALES                                  $5,646        $9,905      $8,769        $8,150      $9,173
NET INCOME (LOSS) (1)                     (13,079)         (959)    (12,994)      (10,453)     (8,536)
INCOME (LOSS) PER COMMON SHARE              (0.47)        (0.04)      (0.58)        (0.49)      (0.51)
WEIGHTED AVERAGE NUMBER
  OF COMMON SHARES OUTSTANDING             27,615        25,487      22,530        21,380      16,880

BALANCE SHEET DATA:

WORKING CAPITAL (DEFICIENCY)               $  720       ($1,968)    ($3,858)       $2,888     ($4,443)
TOTAL ASSETS                                9,980         7,687       6,808        13,870       9,833
LONG-TERM DEBT                                -              -        6,218         5,474          58
STOCKHOLDERS' EQUITY (DEFICIT)              4,673         1,556      (6,192)        1,475      (6,991)




(1) 1996 and 1995 net income (loss) are net of approximately $2 million and $8 million, respectively, of license fee income.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

          Cash and cash equivalents increased from approximately $1.6 million at December 31, 1995 to approximately $3.6 million at December 31, 1996, primarily as a result of a private placement in March 1996 of 1,358,000 shares of Common Stock which raised net proceeds of approximately $12 million and approximately $4 million received from the exercise of options and warrants offset by approximately $13 million of net cash used in operations and approximately $750,000 used to purchase property and equipment.

         In May 1995, the Company entered into a worldwide, except for South Africa, license and supply agreement with American Home Product Corporation ("AHP") under which the Wyeth-Ayerst division of AHP will market Crinone. Under the terms of the agreement, as of February 28, 1997, the Company has received $10.5 million in milestone payments and will continue to receive additional milestone payments and a percentage of sales, which sales are expected to commence during the second quarter of 1997.

         In July 1996, Columbia submitted a New Drug Application ("NDA") to the U.S. Food and Drug Administration ("FDA") for clearance to market Crinone as a hormonal therapy for patients with secondary amenorrhea (loss of menstrual period). In November 1996, the Company submitted a second NDA for clearance to market Crinone for use in Assisted Reproductive Technologies ("ART") procedures, including IN-VITRO fertilization, ovum donation and stimulated cycles. The FDA granted the ART filing a priority review. In addition, in February 1997, the FDA approved the Company's Treatment Protocol under its Investigational New Drug Application ("IND") for the use of Crinone in assisted fertility procedures. As a result, through leads generated by the Wyeth-Ayerst institutional sales force, Columbia has begun distributing Crinone to leading infertility clinics throughout the United States.

          In December 1993, the Company entered into an Option and License Agreement with a French research group based in Marseille, France, pursuant to which it was granted an option to obtain an exclusive license to the North and South American rights to a potential AIDS treatment. In May 1996, this agreement was amended such that Columbia now has the right to obtain an exclusive license to the worldwide rights. A phase I/II clinical trial in humans is now underway in the U.S. The purpose of this trial is to determine the optimal dosage of SPC3 in late stage seropositive patients. The options, which must be exercised upon the occurrence of certain events, expire in December 1998. Upon exercise of the options, the Company will be required to pay an additional $7 million. If the Company does not exercise its options upon the occurrence of certain events, the Company's rights to the options are terminated.

          In connection with the 1989 purchase of the assets of Bio-Mimetics, Inc., which assets consisted of the patents underlying the Company's Bioadhesive Delivery System, other patent applications and related technology, the Company pays Bio-Mimetics, Inc. a royalty equal to two percent of the net sales of products based on the Bioadhesive Delivery System, to an aggregate of $7.5 million. The Company is required to prepay a portion of the remaining royalty obligation, in cash or stock at the option of the Company, if certain conditions are met.

         The Company believes that sales and liquidity will increase when Crinone is approved by the FDA and other regulatory authorities and Wyeth-Ayerst subsequently launches the product in mid 1997. Upon the approval of the use of Crinone as a hormonal therapy for patients with secondary amenorrhea by the FDA, Columbia will receive a $3 million milestone payment from AHP. The Company is unaware of any problem concerning the NDA for Crinone, and in addition, the Company believes the application is progressing through the review process at the FDA as would be expected for an application granted priority review. Accordingly, the Company expects that Crinone will be approved on a timely basis. The foregoing are forward looking statements which could be impacted by when the FDA and other approvals are received, when Wyeth-Ayerst launches the product, the marketing support Wyeth-Ayerst gives to the product and the ultimate acceptance of Crinone by the consumers, all of which the Company has limited ability to influence.

          As of December 31, 1996, the Company has outstanding exercisable options and warrants that, if exercised, would result in approximately $16 million of additional capital. However, there can be no assurance that such options or warrants will be exercised.

          Significant expenditures anticipated by the Company in the near future are concentrated on production commitments and research and development related to new products. The Company has committed to spend an aggregate of approximately $100,000 on additional equipment at its suppliers during 1997.

          As of December 31, 1996, the Company had available net operating loss carryforwards of approximately $48 million to offset its future U.S. taxable income.

          In accordance with Statement of Financial Accounting Standards No. 109, as of December 31, 1996 and 1995, other assets in the accompanying consolidated balance sheet include deferred tax assets of approximately $17 million and $14 million, respectively, (comprised primarily of a net operating loss carryforward) which have been fully reserved as their ultimate realizability is not assured.

RESULTS OF OPERATIONS - YEARS ENDED DECEMBER 31, 1996 VERSUS DECEMBER 31, 1995 VERSUS DECEMBER 31, 1994

          Sales decreased in 1996 as compared to 1995 because Warner-Lambert did not order any Replens during 1996, combined with the fact that 1995 sales included the initial stocking orders of Legatrin PM. Sales increased in 1995 as compared to 1994 primarily as a result of Advantage 24 being available on drug store shelves throughout the U.S., renewed sales activity from the Company's OTC segment, including the introduction of Advanced Formula Legatrin PM, as well as revenue from a research agreement which began in late 1994.

          Gross profit as a percentage of sales was higher in 1995 as compared to 1996 and 1994 primarily as a result of a change in product mix sold. Specifically, 1995 sales includes approximately $600,000 of revenue from a research agreement which agreement had a higher gross profit than that earned on the sale of the Company's pharmaceutical products. No similar revenues were recorded in 1996 and 1994.

          Selling and distribution expenses increased in 1995 as a result of the costs associated with the introduction of Legatrin PM. The Company's strategic alliance partners are responsible for all marketing and distribution costs of Crinone, Advantage 24 and Replens in their territories. There can be no assurance that any of the companies with whom the Company has entered into these agreements will aggressively or successfully market the products. The Company's success is dependent to a great extent on the marketing efforts of its strategic alliance partners, which the Company has limited ability to influence.

          Research and development expenditures have increased in 1996 as compared to 1995 and 1994 primarily as a result of costs incurred in connection with the pivotal studies required for filing the New Drug Applications in the United States.

         License fees primarily represent upfront and milestone payments received in connection with the licensing agreement with AHP.

         Interest income increased in 1996 as a result of interest earned on the monies received in the private placement completed in March 1996.

          Interest expense decreased in 1995 primarily as a result of the repayment of debt in late 1994 and early 1995 through the issuance of Common Stock.

          As a result, the net loss for 1996 was $13,078,984 or $.47 per share as compared to net losses in 1995 of $959,472 or $.04 per share and $12,993,889 or $.58 per share in 1994.

IMPACT OF INFLATION

          Sales revenues, manufacturing costs, selling and distribution expenses, general and administrative expenses and research and development costs tend to reflect the general inflationary trends.

                           PRICE RANGE OF COMMON STOCK

          The Company's Common Stock trades on the American Stock Exchange ("AMEX") under the symbol COB. The following table sets forth the high and low sales prices of the Common Stock on the American Stock Exchange, as reported on the Composite Tape.

                                                          HIGH              LOW
                                                          ----              ---
FISCAL YEAR ENDED DECEMBER 31, 1995
-----------------------------------

         First Quarter                                   $5.63            $4.06
         Second Quarter                                   8.50             4.00
         Third Quarter                                    9.88             6.63
         Fourth Quarter                                   9.50             6.25

FISCAL YEAR ENDED DECEMBER 31, 1996
-----------------------------------

         First Quarter                                  $12.38            $7.14
         Second Quarter                                  15.13            10.00
         Third Quarter                                   14.50             9.88
         Fourth Quarter                                  15.25            10.88

FISCAL YEAR ENDED DECEMBER 31, 1997
-----------------------------------

         First Quarter                                  $17.13           $12.13
         Second Quarter (through April 22, 1997)         13.00            10.25

         At March 31, 1997, there were 476 shareholders of record of the Company's Common Stock, although the Company estimates that there are approximately 6,000 beneficial owners, 3 shareholders of record of the Company's Series A Convertible Preferred Stock ("Series A Preferred Stock") and 3 shareholders of record of the Company's Series B Convertible Preferred Stock ("Series B Preferred Stock").

                                 DIVIDEND POLICY

         The Series A Preferred Stock pays cumulative dividends at a rate of 8% per annum payable quarterly. As of December 31, 1996, dividends of $108,693 have been earned but have not been declared and are included in other long-term liabilities in the accompanying consolidated balance sheet. Upon conversion of any shares of Series A Preferred Stock, the Company is obligated to issue additional shares of Common Stock having a market value equal to accrued but unpaid dividends on the Series A Preferred Stock at the time of conversion.

         The Company has never paid a cash dividend on its Common Stock and does not anticipate the payment of cash dividends in the foreseeable future. The Company intends to retain any earnings for use in the development and expansion of its business.

         Applicable provisions of the Delaware General Corporation Law may affect the ability of the Company to declare and pay dividends on its Common Stock as well as on its Preferred Stock. In particular, pursuant to the Delaware General Corporation Law, a company may pay dividends out of its surplus, as defined, or out of its net profits, for the fiscal year in which the dividend is declared and/or the preceding year. Surplus is defined in the Delaware General Corporation Law to be the excess of net assets of the company over capital. Capital is defined to be the aggregate par value of shares issued.

                                   MANAGEMENT

         The executive officers and directors of the Company as of March 31, 1997 are as follows:

         NAME                      AGE                          POSITION
         ----                      ---                          --------
William J. Bologna                 54                      Chairman of the Board

Nicholas A. Buoniconti             56                      Vice Chairman of the Board and Chief Operating Officer

Norman M. Meier                    58                      President, Chief Executive Officer and Director

Margaret J. Roell                  37                      Vice President--Finance and Administration, Chief
                                                           Financial Officer, Secretary and Treasurer

Dominique de Ziegler, MD           49                      Vice President--Pharmaceutical Development

Annick Blondeau                    51                      Vice President--Regulatory Affairs

Jean Carvais                       69                      Director

Irwin L. Kellner                   58                      Director

Lila E. Nachtigall, M.D.           63                      Director

Robert C. Strauss                  55                      Director


         WILLIAM J. BOLOGNA has been a director of the Company since inception and was elected Chairman of the Company's Board of Directors in January 1992. From December 1988 to January 1992, Mr. Bologna served as Vice Chairman of the Company's Board of Directors. In addition, since 1980, he has been Chairman of Bologna & Hackett ("B&H"), an advertising agency specializing in pharmaceutical products which has in the past performed services for various international pharmaceutical companies. B&H ceased operations in May 1991. Prior to 1980, Mr. Bologna was employed by William Douglas McAdams, Inc., a company engaged in the marketing of pharmaceuticals, in a variety of positions, including Senior Vice President. In 1965, Mr. Bologna received his B.S. in Pharmacy from Fordham University. He received an MBA in Finance from Fordham University in 1971.

         NICHOLAS A. BUONICONTI has been a director of the Company since June 1991 and was elected Vice Chairman and Chief Operating Officer of the Company in April 1992. Mr. Buoniconti, an attorney, is a member of the Massachusetts and Florida Bar. From January 1990 to April 1992, he was a member of the law firm of Nicholas A. Buoniconti, P.A. He held the position of President and Chief Operating Officer of UST, a Fortune 500 company, from May 1987 to December 1989. From 1985 to 1987, Mr. Buoniconti served as President and Chief Operating Officer of U.S. Tobacco (which changed its name to UST), as well as serving on the Board of Directors from 1978 to 1989. He has served as a member of the Board of Directors of the Miami Project to Cure Paralysis, and is heavily involved in the fund-raising efforts for the Project through the Marc Buoniconti Fund, named for his son. Mr. Buoniconti is a former All-Pro linebacker for the Miami Dolphins. Since 1978, he has co-hosted "Inside the NFL" on the Home Box Office cable network. Mr. Buoniconti is also a director of American Bankers Insurance Co. and The Sports Authority.

         NORMAN M. MEIER has been President, Chief Executive Officer and a director of the Company since inception. From 1971 to 1977, Mr. Meier was Vice President of Sales and Marketing for Key Pharmaceuticals, Inc., a company which had been engaged in the marketing and sales of pharmaceuticals until its sale to Schering-Plough Corporation in June 1986. From 1977 until June 1986, Mr. Meier served as a consultant to Key Pharmaceuticals, Inc. In 1960, Mr. Meier received his B.S. in Pharmacy from Columbia University. He received his M.S. in Pharmacy Administration from Long Island University in 1964. Mr. Meier is also a director of Universal Heights, Inc.

         MARGARET J. ROELL has been Vice President--Finance and Administration, Chief Financial Officer, Treasurer and Secretary of the Company since 1991. Ms. Roell was employed by Arthur Andersen & Co., independent public accountants, from 1981 to 1991 and was an audit manager with Arthur Andersen & Co. from 1986 to 1991.

         DOMINIQUE DE ZIEGLER, M.D. has been Vice President--Pharmaceutical Development of the Company since January 1996. Dr. de Ziegler has been employed by the Company since 1992 as Director of Research Development. In addition, from 1988 through 1991, Dr. de Ziegler was an Associate Professor at the Department of Obstetrics and Gynecology, Hospital A. Beclere in Clamart, France. In 1990, Dr. de Ziegler became a Dipolmat of the American Board of Obstetrics and Gynecology, Reproductive Endocrinology and Infertility. Dr. de Ziegler is a member of the American Fertility Society, the American Society for Reproductive Endocrinogolists, The American Endocrine Society, the Society of Gynecologic Investigation and the Association Francaise poour l'Etude de la Menopause. Dr. de Zeigler has also been a journal editor and an `ad hoc" reviewer for Fertility Sterility, Human Reproduction, The Journal of In Vitro Fertilization and Embryo Transfer, Contraception Fertilite Sexualite and Reproduction Humaine et Hormone.

         ANNICK BLONDEAU, PH. D. has been Vice President--Regulatory Affairs since June 1996. Dr. Blondeau has been employed by the Company since 1993 as Director of Regulatory Affairs. From 1984 through 1993, Dr. Blondeau was responsible for all of the international filings for Debat Centre R&D Garches, a large French pharmaceutical company. Dr. Blondeau also worked at Pfizer as Head of the Pharmacology Department. Dr. Blondeau received her doctorate in pharmacology and physiology from the Faculte des Sciences de Potiers France in 1971.

         JEAN CARVAIS has been a director of the Company since October 1996. Since 1984, Dr. Carvais has been an independent consultant in the pharmaceutical industry. Prior to that time, Dr. Carvais was President of The Research Institute of Roger Bellon, S.A., now a division of Rhone-Poulenc Rorer. As such, he was involved in the development of a line of anti-cancer drugs, including Bleomycin and Adriamycin, as well as a new line of antibiotics and quinolones. Following the acquisition of Roger Bellon, S.A., Dr. Carvais became a member of Rhone-Poulene's central research committee which directs the company's worldwide research and development activities. Dr. Carvais is also a director of Imclone Systems Incorporated.

         IRWIN L. KELLNER, PH.D. has been a director of the Company since May 1988. Since March 1997,

Dr. Kellner has been an independent consultant. From 1996 through February 1997, Dr. Kellner was the Chief Economist for the Chase Manhattan's Regional Bank. From 1991 through 1996, Dr. Kellner held the same position with Chemical and Manufacturers Hanover, Chase's predecessor organizations. Dr. Kellner has been employed by the Bank since 1970. Dr. Kellner, a past president of the Forecasters Club of New York and the New York Association of Business Economists, holds membership, and has held a variety of posts, in several professional associations, including the American Economic Association, American Statistical Association and the National Association of Business Economists. His other board memberships include the Children's AIDS Network, North Shore University Hospital, the Don Monti Memorial Research Foundation and Touro College's Barry Z. Levine School of Health Sciences.

         LILA E. NACHTIGALL, M.D. has been a director of the Company since November 1992. Dr. Nachtigall has been employed by the New York University School of Medicine since 1961. Dr. Nachtigall is currently a Professor of Obstetrics and Gynecology. In addition, Dr. Nachtigall is the Clinic Coordinator of GYN-Endocrine Clinic at Bellevue Hospital and Co-director of the GYN-Endocrine Program and Director of Women's Wellness Division at New York University Medical Center.

         ROBERT C. STRAUSS has been a director of the Company since January 1997. Since March 1997, Mr. Strauss has been President of IVAX Corporation. From 1987 through February 1997, Mr. Strauss was President and Chief Executive Officer of Cordis Corporation, which was acquired by Johnson & Johnson in 1996. From 1983 through 1987, Mr. Cordis was Vice President and Chief Financial Officer of Cordis Corporation. Mr. Strauss is also a director of American Bankers Insurance Co.

         All directors hold office until the next annual meeting of stockholders and the election and qualification of their successors. Directors receive no compensation for serving on the Board, except for the receipt of stock options and the reimbursement of reasonable expenses incurred in attending meetings. Officers are elected annually by the Board of Directors and serve at the discretion of the Board. The Board of Directors has two standing committees, the Audit Committee and the Compensation/Stock Option Committee.

EXECUTIVE COMPENSATION

         The tables and descriptive information set forth below are intended to comply with the Securities and Exchange Commission compensation disclosure requirements. This information is being furnished with respect to the Company's Chief Executive officer ("CEO") and four other executive officers, other than the CEO, whose salary and bonus exceeded $100,000 for the most recent fiscal year (collectively, the "Executive Officers").


                           SUMMARY COMPENSATION TABLE

                                                  ANNUAL COMPENSATION             LONG-TERM COMPENSATION
                                                  -------------------             ----------------------
                                                                                         SECURITIES
                                                                                         UNDERLYING
NAME AND PRINCIPAL POSITION   YEAR                         SALARY                    OPTIONS (1)
---------------------------   ----                         ------                    -----------
Norman M. Meier               1996                       $250,000                        150,000
 President and Chief          1995                        218,000                         50,000
 Executive Officer            1994                        180,000                        470,000

William J. Bologna            1996                        250,000                        150,000
 Chairman of the Board        1995                        218,000                         50,000
                              1994                        180,000                        470,000

Nicholas A. Buoniconti        1996                        200,000                           -
 Vice Chairman and            1995                        167,500                         50,000
 Chief Operating Officer      1994                        135,000                        910,000

Margaret J. Roell             1996                        135,000                         25,000
 Vice President -             1995                        120,000                         15,000
 Finance & Administration     1994                        120,000                           -
 Chief Financial Officer

Dominique de Ziegler          1996                        203,500                         15,000
  Vice President-             1995                        203,500                         25,000
  Pharmaceutical              1994                        203,500                           -
  Development



                            OPTION GRANTS DURING 1996

                       NUMBER OF     % OF TOTAL
                      SECURITIES       OPTIONS                                      GRANT
                      UNDERLYING      GRANTED TO  EXERCISE                          DATE
                        OPTIONS       EMPLOYEES     PRICE      EXPIRATION          PRESENT
NAME                    GRANTED        IN 1996     ($/SH)         DATE            VALUE (1)
----                 ------------     ---------   --------     ----------         ---------
Norman M. Meier           150,000       21%        $8.06        1/8/2006          $688,935

William J. Bologna        150,000       21%        11.13        8/1/2006           902,190

Nicholas A. Buoniconti       -           -           -              -                 -

Margaret J. Roell          25,000        4%        12.13       10/2/2006           136,385

Dominique de Ziegler       15,000        2%        12.13       10/2/2006            81,831


(1) The estimated grant date present value reflected in the above table is determined using the Black-Scholes model. The material assumptions and adjustments incorporated in the Black-Scholes model in estimating the value of the options reflected in the above table include the following: (i) an exercise price equal to the fair market value of the underlying stock on the date of grant, (ii) an option term of three years, (iii) an interest rate of 6% that represents the interest rate on a U.S. Treasury security with a maturity date corresponding to that of the expected option term, (iv) volatility of 60% calculated using daily stock prices for the one-year period prior to the grant date and
         (v) no annualized dividends paid with respect to a share of Common Stock at the date of grant. The ultimate values of the options will depend on the future price of the Company's Common Stock, which cannot be forecast with reasonable accuracy. The actual value, if any, an optionee will realize upon exercise of an option will depend on the excess of the market value of the Company's Common Stock over the exercise price on the date the option is exercised.

    AGGREGATED OPTION EXERCISES DURING 1996 AND FISCAL YEAR END OPTION VALUES

                                                         NUMBER OF SECURITIES               VALUE OF UNEXERCISED
                                                         UNDERLYING UNEXERCISED                 IN-THE-MONEY
                                                              OPTIONS AT                           OPTIONS AT
                    SHARES ACQUIRED        VALUE          DECEMBER 31, 1996                  DECEMBER 31, 1996
NAME                  ON EXERCISE        REALIZED     EXERCISABLE UNEXERCISABLE          EXERCISABLE   UNEXERCISABLE
----                ---------------      --------     -------------------------          -----------   -------------
Norman M. Meier            -             $   -            520,000       150,000          $5,118,900        $966,000

William J. Bologna         -                 -            520,000       150,000           5,118,900         505,500

Nicholas A. Buoniconti     -                 -            960,000          -              9,541,700            -

Margaret J. Roell          -                 -            125,000        35,000           1,117,250         149,250

Dominique de Ziegler       -                 -             65,000        30,000             544,250         170,550

EMPLOYMENT AGREEMENTS

         In January 1996, the Company entered into five-year employment agreements with each of William J. Bologna and Norman M. Meier, to serve as Chairman and President of the Company, respectively. Pursuant to their respective employment agreements, each such employee is entitled to a base salary of $250,000. In addition, each such employee was granted options to purchase 150,000 shares of the Company's Common Stock at an exercise price of $7.25. Pursuant to the terms of such agreements, each employee has agreed to dedicate his services on a substantially full-time basis and has agreed for the term of his agreement and for two years thereafter not to compete with the Company.

         In April 1992, the Company entered into a five-year employment agreement with Nicholas A. Buoniconti, to serve as Vice Chairman and Chief Operating Officer of the Company. Pursuant to this agreement, Mr. Buoniconti is paid an annual salary of $135,000. As additional compensation, Mr. Buoniconti was granted options to purchase 250,000 and 400,000 shares of the Company's Common Stock at exercise prices of $8.00 and $4.88 per share, respectively, which options vest over five years. Pursuant to the terms of such agreement, Mr. Buoniconti agreed to dedicate his services on a substantially full-time basis and has agreed for the term of his agreement and for two years thereafter not to compete with the Company. During 1994, in connection with Mr. Buoniconti investing $200,000 into the Company, the exercise price of the options was reduced to $4.375. As of July 1, 1995, Mr. Buoniconti's annual salary was increased to $200,000.

         In July 1995, the Company entered into a three-year employment agreement with Dominique de Ziegler, to serve as director of research development. Pursuant to this agreement, Dr. de Ziegler is paid an annual salary of $203,500. As additional compensation, Dr. de Ziegler was granted options to purchase 25,000 shares of the Company's Common Stock at an exercise prices of $7.25 per share. Pursuant to the terms of such agreement, Dr. de Ziegler agreed to dedicate his services on a substantially full-time basis and has agreed for the term of his agreement and for two years thereafter not to compete with the Company.

         The exercise price of all of the options granted pursuant to the aforementioned employment agreements are based on the closing price of the Company's Common Stock on the American Stock Exchange on the day prior to grant.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         As of March 31, 1997, directors and named executive officers, individually and as a group, beneficially owned Common Stock as follows:

              NAME OF                                          SHARES, NATURE OF INTEREST
         BENEFICIAL OWNER                               AND PERCENTAGE OF EQUITY SECURITIES(1)
         ----------------                               --------------------------------------
Norman M. Meier (3)                                        1,345,800               4.7%
William J. Bologna (2)                                     2,428,632               8.4%
Nicholas A. Buoniconti (3)                                 1,040,000               3.6%
Margaret J. Roell (3)                                        125,200                *
Dominique de Ziegler (3)                                      65,000                *
Annick Blondeau (3)                                           32,500                *
Jean Carvais                                                    -                   *
Irwin L. Kellner (3)                                         101,500                *
Lila E. Nachtigall (3)                                        32,000                *
Robert C. Strauss                                              1,000                *
Officers and directors as a group (10 people)              5,171,632              16.9%

*        Represents less than 1 percent.

(1) Includes shares issuable upon exercise of both options and warrants which are currently exercisable or which may be acquired within 60 days and shares issuable upon conversion of the Series A and Series B Preferred Stock (12.36 for the Series A Preferred Stock and 20.57 for the Series B Preferred Stock).

(2) Includes 20,570 shares issuable upon conversion of 1,000 shares of Series B Preferred Stock. Includes 520,000 shares issuable upon exercise of options, which are currently exercisable or which may be acquired within 60 days. Includes 198,062 shares beneficially owned by Mr. Bologna's spouse.

(3) Includes shares issuable upon exercise of options, which are currently exercisable or which may be acquired within 60 days, to purchase 670,000 shares with respect to Mr. Meier, 960,000 shares with respect to Mr. Buoniconti, 125,000 shares with respect to Ms. Roell, 65,000 shares with respect to Dr. de Ziegler, 32,500 shares with respect to Dr. Blondeau, 62,000 shares with respect to Dr. Kellner and 32,000 shares with respect to Dr. Nachtigall.

         As of February 28, 1997, the following table sets forth information regarding the number and percentage of Common Stock held by all persons who are known by the Company to beneficially own or exercise voting or dispositive control over 5% or more of the Company's outstanding Common Stock:

                                     NUMBER OF SHARES
         NAME AND ADDRESS           BENEFICIALLY OWNED          PERCENT OF CLASS
         ----------------           ------------------          ----------------

Strome Susskind Investment
  Management, L.P. (1)
100 Wilshire Blvd.
Santa Monica,  CA                      2,694,185                      9.6%

 (1)     Based on information included on Schedule 13G dated February 13, 1997.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         During 1993, the Company loaned Messrs. Meier and Bologna, $80,000 and $110,350, respectively. The notes, which bear interest at 10% per annum and are unsecured but with full recourse, were due on or before December 7, 1996. The due dates of these notes have subsequently been extended through December 7, 1999.

         During 1994, Messrs. Meier, Bologna and Buoniconti, each invested $200,000 into the Company, through the purchase of 50,000, 38,663 and 50,000 shares, respectively.

                              PLAN OF DISTRIBUTION

         The Shares owned by the Selling Securityholders may be sold from time to time by the Selling Securityholders, or by pledges, donees, transferees or other successors in interest. Such sales may be made on the American Stock Exchange or otherwise at prices and at terms then prevailing or at prices related to the then current market prices, or in privately negotiated transactions. The Shares may be sold publicly by one or more of the following:
(i) ordinary brokerage transactions and transactions in which the broker solicits purchasers; (ii) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; and
(iii) a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction. In effecting sales, brokers or dealers engaged by the Selling Securityholders may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from the Selling Securityholders in amounts to be negotiated immediately prior to the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. The sale of a substantial number of the Shares by the Selling Securityholders may have an adverse effect on the market price of the Company's Common Stock.

         The Company will pay certain expenses incident to the offering and sale of the Shares. The Company will not pay for, among other expenses, commissions and discounts of underwriters, dealers or agents or the fees and expenses of counsel for the Selling Securityholders. The Company has agreed to indemnify the Selling Securityholders against certain liabilities, including liabilities under the Securities Act.

                             SELLING SECURITYHOLDERS

         The Selling Securityholders are the holders of the Shares. The following table sets forth as of the commencement of the offering, based on information provided to the Company by the Selling Securityholders, the shares of Common Stock being offered by each of the Selling Securityholders.

The percentage of voting securities to be owned after the offering assumes the sale of the securities registered hereby, and takes into consideration the voting rights of the Common Stock and Series A and B Preferred Stock as of March 31, 1997.

                                 NUMBER OF SHARES OF        PERCENTAGE OF VOTING
NAME OF SELLING                     COMMON STOCK              SECURITIES OWNED
SECURITYHOLDERS               INCLUDED IN THE OFFERING         AFTER OFFERING
---------------               ------------------------      --------------------

Dominion Capital                     641,082                          *
John Hunter                          343,235                          *
Flagship Partners                    157,147                          *
Frontier Partners                    245,541                          *
Erica Knowlton Trust                  88,395                          *
Family Partnership                   245,541                          *
Charles Marran                       122,771                          *
Kane & Co., as nominee               147,325                          *
Drake & Co., as nominee              834,840                          *
Goldman Sachs & Co, as nominee       491,082                          *
Atwell & Co., as nominee             245,541                          *
Ruth Maasbach, as nominee             87,500                          *
Hyprom, S.A., as nominee             150,000                          *
John Bendall                          50,000                          *
Leroy Goldfarb                        45,000                          *
William J. Bologna(1)                 50,000                         8.3%
Nicholas A. Buoniconti(2)             50,000                         3.4%
Norman M. Meier(3)                    50,000                         4.5%
Shephard Lane                         10,000                          *
Sherman & Fischman                    40,000                          *
Thomas D. Parry                          154                          *
Romano Romani                            154                          *
                                  ----------
   Total                           4,095,308
                                  ==========
*  Less than 1 percent

(1) William J. Bologna has been a director of the Company since inception and Chairman of the Board since January 1992.

(2) Nicholas A. Buoniconti has been a director of the Company since June 1991 and was elected Vice Chairman and Chief Operating Officer of the Company in April 1992.

(3) Norman M. Meier has been president and a director of the Company since inception.

                            DESCRIPTION OF SECURITIES

GENERAL

         The Company is authorized to issue 40,000,000 shares of common stock, par value $.01 per share, ("Common Stock") and 1,000,000 shares of preferred stock, par value $.01 per share, of which 151,000 shares have been designated Series A Preferred Stock and 150,000 shares have been designated Series B Preferred Stock. As of March 31, 1997, 28,273,672 shares of Common Stock, 973 shares of Series A Preferred Stock and 1,630 shares of Series B Preferred Stock were outstanding, and there were 476, 3 and 3 holders of record of Common Stock, Series A and Series B Preferred Stock, respectively. The Company has been informed that there are approximately 6,000 beneficial owners of its Common Stock.

COMMON STOCK

         With the exception of certain circumstances, holders of the Series A and Series B Preferred Stock and Common Stock vote together as a single class on all matters upon which stockholders are entitled to vote. The holders of Common Stock are entitled to one vote for each share of such stock held of record by them and may not accumulate votes. This means that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors if they choose to do so; and, in such event, the holders of the remaining shares will not be able to elect any person to the Board of Directors. The holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor, subject to prior rights of preferred stockholders, and in the event of liquidation, dissolution or winding up of the Company, to share ratably in all assets remaining after payment of liabilities and after payment of any preferential amounts to which holders of preferred stock are entitled. Holders of shares of Common Stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption or sinking fund provisions applicable to the Common Stock.

         DIVIDENDS

         The Company has never paid a cash dividend on its Common Stock and does not anticipate the payment of cash dividends in the foreseeable future. The Company intends to retain any earnings for use in the development and expansion of its business.

         FUTURE SALES OF COMMON STOCK

         Approximately 4,175,404 shares of Common Stock outstanding are "restricted securities" as that term is defined in Rule 144 under the Securities Act and may be sold only in compliance with such Rule, pursuant to registration under the Act or pursuant to exemption therefrom. Generally, under Rule 144, each person holding restricted securities for a period of two years may, every three months after such two-year holding period, sell in ordinary brokerage transactions or to market makers an amount of shares equal to the greater of one percent of the Company's then outstanding Common Stock or the average weekly trading volume during the four weeks prior to the proposed sale. This limitation on the amount of shares which may be sold under the Rule does not apply to restricted securities sold for the account of a person who is not and has not been an affiliate of the Company during the three months prior to the proposed sale and who has beneficially owned the securities for at least three years. In addition, the shares of Common Stock underlying the shares of Series A and Series B Preferred Stock have been registered under the Securities Act and, accordingly, when issued, will not be restricted securities. Sales of substantial amounts of Common Stock in the public market under Rule 144, pursuant to registration statements, or otherwise, could adversely affect prevailing market prices of the Common Stock.

WARRANTS

         The statements under this caption are summaries that do not purport to be complete. They are qualified by reference to the Warrant Instruments, which have been filed with the Securities and Exchange Commission.

         As of March 31, 1997, the Company had warrants outstanding for the purchase of up to 102,900 shares of Common Stock at prices ranging from $4.88 to $10.78 per share. These warrants are exercisable through 2001. The exercise price of the warrants and the number of shares of Common Stock issuable upon the exercise of the warrants are subject to adjustment in certain circumstances. Warrants may be exercised at any time during their exercise periods by surrendering to the Company the certificate evidencing such warrants, with the form to exercise all or a portion of such Warrants duly filled in and signed, together with payment of the exercise price.

PREFERRED STOCK

         The Board of Directors is authorized to issue shares of preferred stock and, subject to the limitations contained in the Certificate of Incorporation and any limitations prescribed by law, to establish and designate series and to fix the number of shares and the relative rights, conversion rights, voting rights, terms of redemption and liquidation preferences. If shares of preferred stock with voting rights are issued, such issuance could affect the voting rights of the holders of the Company's Common Stock by increasing the number of outstanding shares having voting rights. In addition, if the Board of Directors authorizes the issuance of shares of preferred stock with conversion rights, the number of shares of Common Stock outstanding could potentially be increased up to the authorized amount. The issuance of preferred stock, could, under certain circumstances, have the effect of delaying or preventing a change in control of the Company and may adversely affect the rights of holders of Common Stock. Also, preferred stock could have preferences with respect to dividend and liquidation rights.

         The Company issued 151,000 shares of Series A Preferred Stock in connection with its private placement completed in November 1989 and 150,000 shares of Series B Preferred Stock in connection with its private placement completed in August 1991. The following description of the rights, preferences and privileges of the Series A and Series B Preferred Stock does not purport to be complete and is subject to and qualified in its entirety by reference to the Certificates of Designation to the Company's Certificate of Incorporation, which sets forth the terms and provisions of the Series A and Series B Preferred Stock, copies of which have been previously filed with the Securities and Exchange Commission.

         DIVIDENDS

         The Series A Preferred Stock pays cumulative dividends at a rate of 8% per annum payable quarterly. As of December 31, 1996, dividends of $108,693 have been earned but have not been declared and are included in other long-term liabilities in the accompanying consolidated balance sheet. Upon conversion of any shares of Series A Preferred Stock, the Company is obligated to issue additional shares of Common Stock having a market value equal to accrued but unpaid dividends on the Series A Preferred Stock at the time of conversion. The issuance of any such shares of Common Stock is subject to applicable provisions of the Delaware General Corporation Law.

         The Company does not presently intend to declare dividends with respect to the Series B Preferred Stock. In the event the Board of Directors elects to declare any cash dividends on the Common Stock, the Board must also declare a cash dividend on the Series B Preferred Stock in an amount equal to the common equivalent per share dividend declared on the Common Stock. Dividends will be cumulative from the payment date of any such declaration, whether or not there are funds of the Company legally available for the payment of such dividends. Accumulations of dividends on shares of Series B Preferred Stock shall not bear interest. See "Dividend Policy."

         CONVERSION RIGHTS

         Holders of Series A and Series B Preferred Stock are entitled to convert their shares of Preferred Stock into shares of Common Stock at any time. As of March 31, 1997, each share of Series A Preferred Stock is convertible into
12.36 shares of Common Stock and each share of Series B Preferred Stock is convertible into 20.57 shares of Common Stock.

         The Conversion Rates are subject to adjustment in certain circumstances. If the Company declares a dividend on its Common Stock payable in Common Stock or payable in securities convertible into Common Stock, or if the Company subdivides, combines, or reclassifies its outstanding shares of Common Stock, then the Conversion Rates will be adjusted such that each holder of Series A or Series B Preferred Stock will be entitled to receive on conversion of his shares that number of shares of Common Stock he would have held after the dividend, subdivision, combination, or reclassification if he had converted his shares of Series A and Series B Preferred Stock immediately prior to the record date or effective date thereof, and, in the case of a dividend payable in securities convertible into Common Stock, after he had converted all such securities into Common Stock.

         The Series B Preferred Stock will be automatically converted into Common Stock upon the first to occur of the following events: (i) the completion of at least a $10 million public offering with an offering price of at least $10 per share or (ii) the date on which the closing price of the Common Stock on a national exchange is at least $10.00 per share for a minimum of 20 consecutive trading days where the average daily volume during such period is at least 30,000 shares.

         REDEMPTION RIGHT

         The Company has the right to redeem all or part of the shares of Series A Preferred Stock at redemption prices ranging from $101.60 per share of Series A Preferred Stock in 1997 to $100 in 1999, plus accrued and unpaid dividends, if any.

         VOTING RIGHTS

         Holders of Series A and Series B Preferred Stock are each entitled to one vote for each share of Common Stock into which the shares of Series A and Series B Preferred Stock are convertible. With the exception of certain circumstances, holders of Series A and Series B Preferred Stock and Common Stock vote together as a single class on all matters upon which stockholders are entitled to vote. Holders of Series A Preferred Stock also have the right, voting as a separate class, to approve any creation of a series of stock senior to the Series A Preferred Stock as to dividends or liquidation. In the event the Company fails to pay dividends that have been declared on the Series A Preferred Stock for four consecutive quarters, the holders of Series A Preferred Stock, voting as a separate class, have the right to elect one member of the Board of Directors. Holders of Series B Preferred Stock have the right, voting as a separate class, to approve the creation of any series of stock senior to the Series B Preferred Stock as to liquidation.

         LIQUIDATION RIGHTS

         In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, holders of Series A and Series B Preferred Stock will be entitled to receive out of assets of the Company available for distribution to its stockholders, before any distribution is made to holders of its Common Stock, liquidating distributions in an amount equal to $100 per share. In addition, holders of Series A Preferred Stock will be entitled to receive all accrued but unpaid dividends. After payment of the full amount of the liquidating distributions to the holders of the Series A and Series B Preferred Stock, holders of the Company's Common Stock will be entitled to any further distribution of the Company's assets. If the assets of the Company are insufficient to pay the full amounts of the liquidating distributions on the Series A and Series B Preferred Stock, then all available assets of the Company will be distributed ratably to the holders of the Series A and Series B Preferred Stock.

TRANSFER AGENT

         The transfer agent for the Company's Common Stock and Series A and Series B Preferred Stock is First Union National Bank, 230 S. Tryon Street, Charlotte, NC 28288-1154.

REPORTS TO STOCKHOLDERS

         The Company furnishes its stockholders with annual reports containing audited financial statements and other periodic reports as the Company determines to be appropriate or as may be required by law.

                    INDEMNIFICATION OF OFFICERS AND DIRECTORS

         Delaware law provides, in general, that a corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director or officer of the corporation. Such indemnity may be against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, if the indemnified party acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation with respect to any criminal action or proceeding and the indemnified party did not have reasonable cause to believe his conduct was unlawful.

         Delaware law also provides, in general, that a corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director or officer of the corporation, against any expenses (including attorney's fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the corporation.

         Additionally, Delaware law provides, in general, that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation against any liability asserted against him or incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of the law.

         Article EIGHT of the Registrant's Restated and Amended Certificate of Incorporation and Section 1 of Article VI of the Registrant's By-Laws give a director or officer the right to be indemnified by the Registrant to the fullest extent permitted under Delaware law.

         Article TEN of the Registrant's Restated and Amended Certificate of Incorporation provides that no director shall be personally liable to the Registrant or any stockholder for monetary damages for breach of fiduciary duty as a director, except for any matter in respect of which such director shall be liable under Section 174 of Title 8 of the General Corporation Law of the State of Delaware, or shall be liable by reason that, in addition to any and all other requirements for such liability, he (i) shall have breached his duty of loyalty to the Registrant or its stockholders, (ii) shall not have acted in good faith or, in failing to act, shall not have acted in good faith, (iii) shall have acted in a manner involving intentional misconduct or a knowing violation of law or, in failing to act, shall have acted in a manner involving intentional misconduct or a knowing violation of law or (iv) shall have derived an improper personal benefit. The provisions of such article do not limit or eliminate the liability of any director for any act or omission occurring prior to the effective time of such article.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                                  LEGAL MATTERS

         The legality of the securities offered hereby will be passed upon for the Company by Weil, Gotshal & Manges, New York, New York 10153.

                                     EXPERTS

         The financial statements included in this prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

                  COLUMBIA LABORATORIES, INC. AND SUBSIDIARIES
                  --------------------------------------------

                          INDEX TO FINANCIAL STATEMENTS
                          -----------------------------
                                                                    PAGE
                                                                    ----

Report of Independent Certified Public Accountants                  F-2

Consolidated Balance Sheets
  As of December 31, 1996 and 1995                                  F-3


Consolidated Statements of Operations
  for the Three Years Ended December 31, 1996                       F-5


Consolidated Statements of Stockholders' Equity
  for the Three Years Ended December 31, 1996                       F-6


Consolidated Statements of Cash Flows
  for the Three Years Ended December 31, 1996                       F-8


Notes to Consolidated Financial Statements                          F-11

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Columbia Laboratories, Inc.:

We have audited the accompanying consolidated balance sheets of Columbia Laboratories, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Columbia Laboratories, Inc. and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP

Miami, Florida,
   February 7, 1997.



                  COLUMBIA LABORATORIES, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                        AS OF DECEMBER 31, 1996 AND 1995

                                     ASSETS
                                     ------
                                                                                1996                       1995
                                                                            -------------             -------------
CURRENT ASSETS:

  Cash and cash equivalents, of which $3,049,036  is
     interest bearing as of December 31, 1996                               $   3,561,794             $   1,628,952
  Accounts receivable, net of allowance
    for doubtful accounts of  $97,275
    and $105,437 in 1996 and 1995, respectively                                 1,261,478                 1,266,964
  Inventories                                                                     943,143                   953,913
  Prepaid expenses                                                                151,400                   213,723
                                                                           --------------            --------------
    Total current assets                                                        5,917,815                 4,063,552
                                                                           --------------            --------------

PROPERTY AND EQUIPMENT:
  Leasehold improvements                                                          172,524                    74,303
  Machinery and equipment                                                       2,166,289                 1,571,246
  Furniture and fixtures                                                          170,881                   131,670
                                                                           ---------------           --------------
                                                                                2,509,694                 1,777,219
  Less-Accumulated depreciation
    and amortization                                                            1,276,056                   855,126
                                                                           --------------            --------------
                                                                                1,233,638                   922,093
                                                                           --------------            --------------

INTANGIBLE ASSETS, net                                                          1,341,757                 1,563,817

OTHER ASSETS                                                                    1,486,887                 1,137,208
                                                                           --------------            --------------
                                                                             $  9,980,097              $  7,686,670
                                                                           ==============            ==============




                                   (Continued)



                  COLUMBIA LABORATORIES, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                        AS OF DECEMBER 31, 1996 AND 1995

                                   (Continued)

                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

                                                                            1996                    1995
                                                                       ---------------          ------------
CURRENT LIABILITIES:
  Current portion of long-term debt                                     $        -              $    156,751
  Accounts payable                                                           2,891,502             3,423,339
  Accrued expenses                                                             892,456               956,647
  Deferred revenue                                                           1,093,524             1,081,522
  Estimated liability for returns and allowances                               320,484               413,899
                                                                        --------------          ------------
      Total current liabilities                                              5,197,966             6,032,158
                                                                        --------------          ------------


OTHER LONG-TERM LIABILITIES                                                    108,693                98,079

COMMITMENTS AND CONTINGENCIES (Note 4)

STOCKHOLDERS' EQUITY:
  Preferred stock, $.01 par value; 1,000,000 shares authorized; Series A
     Convertible Preferred Stock,
      1,323 shares issued and
      outstanding  in 1996 and 1995,  respectively
      (liquidation preference of $132,300 at  December 31, 1996)                    13                    13
     Series B Convertible Preferred Stock,
      1,630 and 1,750 shares issued and
      outstanding  in 1996 and 1995,  respectively
      (liquidation preference of $163,000 at  December 31, 1996)                    16                    18
  Common stock, $.01 par value; 40,000,000
    shares authorized; 28,071,596 and 25,982,373
    shares issued and outstanding in 1996 and 1995, respectively               280,716               259,824
  Capital in excess of par value                                            89,254,885            73,067,014
  Accumulated deficit                                                      (84,891,812)          (71,812,828)
  Cumulative translation adjustment                                             29,620                42,392
                                                                        --------------        --------------
    Total stockholders' equity                                               4,673,438             1,556,433
                                                                        --------------        --------------
                                                                        $    9,980,097        $    7,686,670
                                                                        ==============        ==============


                The accompanying notes to consolidated financial
            statements are an integral part of these balance sheets.




                  COLUMBIA LABORATORIES, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                   FOR THE THREE YEARS ENDED DECEMBER 31, 1996

                                                             1996                     1995                 1994
                                                      -------------          ---------------       --------------
NET SALES                                              $  5,646,031             $  9,904,633         $  8,769,064

COST OF GOODS SOLD                                        3,517,163                5,430,458            5,539,424
                                                      -------------          ---------------       --------------
    Gross profit                                          2,128,868                4,474,175            3,229,640
                                                      -------------          ---------------       --------------

OPERATING EXPENSES:
  Selling and distribution                                3,012,089                2,897,312            2,036,353
  General and administrative                              3,493,621                2,870,416            2,799,863
  Research and development                               10,942,065                7,812,488            8,976,047
                                                      -------------          ---------------       --------------
    Total operating expenses                             17,447,775               13,580,216           13,812,263
                                                      -------------          ---------------       --------------

    Loss from operations                                (15,318,907)              (9,106,041)         (10,582,623)
                                                      -------------          ---------------       --------------

OTHER INCOME (EXPENSE):
  License fees                                            2,018,205                8,054,883              174,741
  Interest income                                           359,224                  135,799               61,030
  Interest expense                                          (22,041)                (178,592)          (2,479,610)
  Other, net                                               (115,465)                 134,479             (167,427)
                                                      -------------          ---------------       --------------
                                                          2,239,923                8,146,569           (2,411,266)
                                                      -------------          ---------------       --------------

    Net loss                                          $ (13,078,984)         $      (959,472)       $ (12,993,889)
                                                      =============          ===============       ==============


NET LOSS PER COMMON SHARE                             $       (0.47)         $         (0.04)       $       (0.58)
                                                      =============          ===============       ==============

WEIGHTED AVERAGE NUMBER OF
  COMMON SHARES OUTSTANDING                              27,615,000               25,487,000           22,530,000
                                                      ==============         ===============       ==============


                     The accompanying notes to consolidated
         financial statements are an integral part of these statements.


                  COLUMBIA LABORATORIES, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                   FOR THE THREE YEARS ENDED DECEMBER 31, 1996


                                Series A        Series B
                              Convertible      Convertible
                            Preferred Stock  Preferred Stock      Common Stock
                            ---------------- ---------------  -------------------
                            Number            Number            Number            Capital in               Cumulative
                              of                 of               of               Excess of  Accumulated  Translation
                            Shares   Amount   Shares  Amount    Shares    Amount   Par Value    Deficit     Adjustment     Total
                            ------  --------  ------  ------  ---------- -------- ----------- ------------ -----------  -----------
BALANCE, January 1, 1994     1,915    $ 19     7,750   $  77  22,155,906 $221,559 $58,926,490 $(57,859,467)  $186,210   $ 1,474,888
Issuance of common stock      -         -         -       -      126,061    1,261     525,739         -          -          527,000
Options exercised             -         -         -       -       20,000      200      28,600         -          -           28,800
Warrants exercised            -         -         -       -    1,060,000   10,600   3,714,400         -          -        3,725,000
Conversion of debt            -         -         -       -      293,710    2,937   1,025,048         -          -        1,027,985
Conversion of preferred       (400)     (4)   (5,750)    (57)    123,220    1,232      (1,171)        -          -             -
stock
Accumulated dividends on
  preferred stock             -         -         -       -         -        -       (12,599)         -          -         (12,599)
Translation adjustment        -         -         -       -         -        -           -            -        30,437       30,437
Net loss                      -         -         -       -         -        -           -     (12,993,889)      -     (12,993,889)
                           -------  --------- ------  ------  ---------- -------- ----------- ------------  ---------  -----------
BALANCE,  December 31,       1,515      15     2,000      20  23,778,897  237,789  64,206,507  (70,853,356)   216,647   (6,192,378)
1994
Issuance of common stock      -         -         -       -      112,611    1,127     639,519         -          -         640,646
Options exercised             -         -         -       -      161,000    1,610     757,828         -          -         759,438
Warrants exercised            -         -         -       -      227,118    2,271   1,152,110         -          -       1,154,381
Conversion of debt            -         -         -       -    1,695,232   16,952   6,322,457         -          -       6,339,409
Conversion of preferred       (192)     (2)     (250)     (2)      7,515       75         (71)        -          -            -
stock
Accumulated dividends on
  preferred stock             -         -         -       -         -        -        (11,336)        -          -         (11,336)
Translation adjustment        -         -         -       -         -        -           -            -      (174,255)    (174,255)
Net loss                      -         -         -       -         -        -           -        (959,472)      -        (959,472)
                           -------  --------- ------  ------  ----------  ------- ----------- ------------  ---------  -----------
BALANCE, December 31, 1995   1,323      13     1,750      18  25,982,373  259,824  73,067,014  (71,812,828)    42,392    1,556,433

                                   (Continued)


                  COLUMBIA LABORATORIES, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                   FOR THE THREE YEARS ENDED DECEMBER 31, 1996

                                   (Continued)


                                        Series A           Series B
                                      Convertible        Convertible
                                    Preferred Stock    Preferred Stock          Common Stock
                                    ---------------    ---------------    ----------------------
                                    Number             Number               Number
                                      of                 of                   of
                                    Shares   Amount    Shares   Amount      Shares        Amount
                                    ------   ------    ------   ------    ----------  ----------
BALANCE,  January 1, 1996           1,323   $   13     1,750    $  18     25,982,373  $  259,824
Issuance of common stock             --       --        --       --        1,358,000      13,580
Options exercised                    --       --        --       --          253,374       2,534
Warrants exercised                   --       --        --       --          475,382       4,754
Conversion of preferred
 stock                               --       --        (120)      (2)         2,467          24
Accumulated dividends on
 preferred stock                     --       --        --       --             --          --
Translation adjustment               --       --        --       --             --          --
Net loss                             --       --        --       --             --          --
                                   ------   ------     -----    -----     ----------  ----------
BALANCE, December 31, 1996          1,323   $   13     1,630    $  16     28,071,596    $280,716
                                   ======   ======     =====    =====     ==========  ==========


                             (RESTUBBED FROM ABOVE)


                                Capital in                    Cumulative
                                 Excess of    Accumulated     Translation
                                 Par Value      Deficit       Adjustment       Total
                               -----------    ------------    -----------   -----------
BALANCE,  January 1, 1996      $73,067,014    $(71,812,828)     $ 42,392    $  1,556,433
Issuance of common stock        12,220,519            --            --        12,234,099
Options exercised                1,651,872            --            --         1,654,406
Warrants exercised               2,326,116            --            --         2,330,870
Conversion of preferred
 stock                                 (22)           --            --              --
Accumulated dividends on
 preferred stock                   (10,614)           --            --           (10,614)
Translation adjustment                --              --         (12,772)        (12,772)
Net loss                              --       (13,078,984)         --       (13,078,984)
                               -----------    ------------    -----------    ------------
BALANCE, December 31, 1996     $89,254,885    $(84,891,812)   $    29,620    $  4,673,438
                               ===========    ============    ===========    ============

          The accompanying notes to consolidated financial statements are an integral part of these statements.

                  COLUMBIA LABORATORIES, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                   FOR THE THREE YEARS ENDED DECEMBER 31, 1996


                                                       1996           1995          1994
                                                   ------------    ---------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                           $(13,078,984)   $(959,472)   $(12,993,889)

Adjustments to reconcile net loss to net
 cash used in operating activities-
   Depreciation and amortization                        848,469      520,066         440,496
   Provision for (recovery of) doubtful accounts         (8,162)       7,067          (3,030)
   Provision for (recovery of) returns and              (82,718)      37,445         168,215
    allowances
   Write-down of inventories                             77,380      251,043         888,277
   Interest expense                                        --        (19,035)      1,738,635

Changes in assets and liabilities-
 (Increase) decrease in:
    Accounts receivable                                (228,558)    (429,570)         43,773
    Inventories                                         (66,610)     (87,713)        868,688
    Prepaid expenses                                    (38,383)     (54,454)         78,365
    Other assets                                       (304,561)     (74,615)         20,548

  Increase (decrease) in:
    Accounts payable                                   (491,797)     239,589       1,171,080
    Accrued expenses                                     57,650      215,748        (616,010)
    Deferred revenue                                     (8,902)    (157,410)       (387,993)
    Estimated liability for returns and
      allowances                                        (10,697)     (10,621)        (92,287)
                                                   ------------    ---------    ------------
      Net cash used in operating activities         (13,335,873)    (521,932)     (8,675,132)
                                                   ------------    ---------    ------------

                                   (Continued)

                  COLUMBIA LABORATORIES, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                   FOR THE THREE YEARS ENDED DECEMBER 31, 1996

                                   (Continued)

                                                       1996          1995          1994
                                                   -----------    ----------    -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment               $  (750,763)   $ (309,091)   $  (275,210)

                                                   -----------    ----------    -----------



CASH FLOWS FROM FINANCING ACTIVITIES:
  Repayments of notes payable and long-term debt      (156,751)      (91,954)       (37,527)
  Proceeds from issuance of common stock            12,234,099        78,146        500,000
  Proceeds from exercise of options and warrants     3,985,276     1,913,819      3,753,800
                                                   -----------    ----------    -----------
    Net cash provided by financing activities       16,062,626     1,900,011      4,216,273

EFFECT OF EXCHANGE RATE CHANGES ON CASH                (43,148)     (129,785)       142,989
                                                   -----------    ----------    -----------

NET INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS                                   1,932,842       939,203     (4,591,080)

CASH AND CASH EQUIVALENTS,
  beginning of year                                  1,628,952       689,749      5,280,829
                                                   -----------    ----------    -----------

CASH AND CASH EQUIVALENTS,
  end of year                                      $ 3,561,794    $1,628,952    $   689,749

                                                   ===========    ==========    ===========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
  INFORMATION
  Interest paid                                    $    24,124    $  107,132    $   573,338
                                                   ===========    ==========    ===========

                                   (Continued)

                  COLUMBIA LABORATORIES, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                   FOR THE THREE YEARS ENDED DECEMBER 31, 1996

                                   (Continued)


SUPPLEMENTAL SCHEDULE OF NONCASH
 OPERATING AND FINANCING ACTIVITIES:

    During 1995 and 1994, the Company repaid $6,339,409 and $1,027,985, respectively, of long-term debt and accrued interest through the issuance of 1,695,232 and 293,710 shares, respectively, of Common Stock.

    During 1994, the Company issued 5,008 shares of Common Stock, in payment of consulting fees, which totaled $27,000. During 1995, the Company issued 95,000 shares of Common Stock in payment of legal fees aggregating $562,500.

          The accompanying notes to consolidated financial statements are an integral part of these statements.

                  COLUMBIA LABORATORIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

    ORGANIZATION-

Columbia Laboratories, Inc. (the "Company") was incorporated as a Delaware corporation in December 1986. The Company's objective is to develop unique pharmaceutical products that treat female specific diseases and conditions including menopause, fertility, contraception, sexually transmitted diseases, premenstrual syndrome and dysmenorrhea. Columbia's products primarily utilize the Company's patented bioadhesive delivery technology.

    PRINCIPLES OF CONSOLIDATION-

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

    ACCOUNTING ESTIMATES-

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    FOREIGN CURRENCY-

The assets and liabilities of the Company's foreign subsidiaries are translated into U.S. dollars at current exchange rates and revenue and expense items are translated at average rates of exchange prevailing during the period. Resulting translation adjustments are accumulated as a separate component of stockholders' equity.

    INVENTORIES-

Inventories are stated at the lower of cost (first-in, first-out) or market. Components of inventory cost include materials, labor and manufacturing overhead. Inventories consist of the following:

                                              DECEMBER 31,
                                        -----------------------
                                          1996           1995
                                        --------       --------
Finished goods                          $448,770       $831,794
Raw materials                            494,373        122,119
                                        --------       --------
                                        $943,143       $953,913
                                        ========       ========

    PROPERTY AND EQUIPMENT-

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line basis over the estimated useful lives of the respective assets, as follows:

                                                      YEARS
                                                      -----

                     Machinery and equipment          5 - 10
                     Furniture and fixtures                5

Costs of major additions and improvements are capitalized and expenditures for maintenance and repairs which do not extend the life of the assets are expensed. Upon sale or disposition of property and equipment, the cost and related accumulated depreciation are eliminated from the accounts and any resultant gain or loss is credited or charged to income.

Deposits on manufacturing equipment totaling approximately $1.1 million and $1 million as of December 31, 1996 and 1995, respectively, are included in other assets in the accompanying consolidated balance sheets.

    INTANGIBLE ASSETS-

Intangible assets consist of the following:
                                                     DECEMBER 31,
                                           ---------------------------------
                                               1996                 1995
                                           ------------         ------------
       Patents                             $  2,600,000         $  2,600,000
       Trademarks                               341,000              341,000
                                           ------------         ------------
                                              2,941,000            2,941,000
       Less accumulated amortization         (1,599,243)          (1,377,183)
                                            ----------          ------------
                                           $  1,341,757         $  1,563,817
                                           ============         ============

Patents are being amortized on a straight-line basis over their remaining lives (through 2003). Trademarks are being amortized on a straight-line basis over ten years.

    LONG-LIVED ASSETS-

Following the acquisition of any long-lived assets, the Company continually evaluates whether later events and circumstances have occurred that indicate the remaining estimated useful life of the long-lived asset may warrant revision or that the remaining balance of the long-lived asset may not be recoverable. When factors indicate that a long-lived asset may be impaired, the Company uses an estimate of the underlying product's undiscounted net income, including amounts to be received over the remaining life of the long-lived asset from license fees, royalty income, and related deferred revenues, in measuring whether the long-lived asset is recoverable. Unrecoverable amounts are charged to operations.

    INCOME TAXES-

As of December 31, 1996, the Company has U.S. tax net operating loss carryforwards of approximately $48 million which expire through 2011. The Company also has unused tax credits of approximately $782,000 which expire at various dates through 2005. Utilization of net operating loss carryforwards may be limited in any year due to limitations in the Internal Revenue Code.

As of December 31, 1996 and 1995, other assets in the accompanying consolidated balance sheets include deferred tax assets of approximately $17 million and $14 million, respectively, (comprised primarily of a net operating loss carryforward) which have been fully reserved for as their ultimate realizability is not assured.

    REVENUE RECOGNITION-

Sales are recorded as products are shipped and services are rendered. Royalties and additional monies owed to the Company based on the strategic alliance partners selling prices are recorded as revenue as sales are made by the strategic alliance partners.

    LICENSE FEES-

License fees, net of related expenses, are recognized as other income when the Company has no further obligations with respect to the payments and thus the earnings process is complete.

    RESEARCH AND DEVELOPMENT COSTS-

Company sponsored research and development costs related to future products are expensed as incurred. Costs related to research and development contracts are charged to cost of sales upon recognition of the related revenue.

    LOSS PER SHARE-

Loss per share is computed by dividing the net loss plus preferred dividends by the weighted average number of shares of common stock outstanding during the period. Shares to be issued upon the exercise of the outstanding options and warrants or the conversion of the preferred stock are not included in the computation of loss per share as their effect is antidilutive.

    STATEMENTS OF CASH FLOWS-

For purposes of the statements of cash flows, the Company considers all investments purchased with a maturity of three months or less to be cash equivalents.

    STOCK-BASED COMPENSATION-

In October 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 123, "Accounting for Stock-Based Compensation". Under the provisions of SFAS No. 123, companies can either measure the compensation cost of equity instruments issued under employee compensation plans using a fair value based method, or can continue to recognize compensation cost using the intrinsic value method under the provisions of Accounting Principles Board Opinion ("APB") No. 25. However, if the provisions of APB No. 25 are continued, pro forma disclosure of net income or loss and earnings or loss per share must be presented in the financial statements as if the fair value method had been applied. For the three years ended December 31, 1996, the Company recognized compensation costs under the provisions of APB No. 25, and for the years ended December 31, 1996 and 1995, the Company has provided the expanded disclosure required by SFAS No. 123 (see Note 3).


(2) STRATEGIC ALLIANCE AGREEMENTS:

In May 1995, the Company entered into a worldwide, except for South Africa, license and supply agreement with American Home Products ("AHP") under which the Wyeth-Ayerst division of AHP will market Crinone. Under the terms of the agreement, during 1995 the Company received $8 million in milestone payments. An additional $2 million in milestone payments was received during 1996. The Company expects to receive additional milestone payments and a percentage of AHP's sales of Crinone.

The Company has also entered into strategic alliance agreements for the marketing and distribution of Replens and Advantage 24 with various pharmaceutical companies. Pursuant to these agreements, the Company has received advance payments, of which $1,093,524 and $1,081,522, respectively, are reflected as deferred revenue in the accompanying December 31, 1996 and 1995 consolidated balance sheets. These advance payments will be recognized as products are shipped to the applicable strategic alliance partners or as sales are made by the strategic alliance partners.

(3) STOCKHOLDERS' EQUITY:

     PREFERRED STOCK-

In November 1989, the Company completed a private placement of 151,000 shares of Series A Convertible Preferred Stock ("Series A Preferred Stock"). The Series A Preferred Stock pays cumulative dividends at a rate of 8% per annum payable quarterly and each share is convertible into 12.36 shares of Common Stock. As of December 31, 1996 and 1995, dividends of $108,693 and $98,079, respectively, have been earned but have not been declared and are included in other long-term liabilities in the accompanying consolidated balance sheets.

In August 1991, the Company completed a private placement of 150,000 shares of Series B Convertible Preferred Stock ("Series B Preferred Stock"). Each share of Series B Preferred Stock is convertible into 20.57 shares of Common Stock.

Upon liquidation of the Company, the holders of the Series A and Series B Preferred Stock are entitled to $100 per share. In addition, the holders of Series A Preferred Stock are entitled to accumulated unpaid dividends. The Series A Preferred Stock shares are redeemable for cash, at the option of the Company, at specified redemption prices. The Series B Preferred Stock will be automatically converted into Common Stock upon the occurrence of certain events. Holders of the Series A and Series B Preferred Stock are entitled to one vote for each share of Common Stock into which the preferred stock is convertible.

     WARRANTS-

As of December 31, 1996, the Company had warrants outstanding for the purchase of 270,400 shares of Common Stock. Information on outstanding warrants is as follows:

                      EXERCISE
                       PRICE
                      --------
                       $ 4.38                 150,000
                         4.88                  35,000
                         5.25                   3,500
                         5.63                   7,000
                         5.88                   7,000
                        10.78                  67,900
                                              -------
                                              270,400
                                              =======

All of the warrants, except 15,000 of the $4.88 warrants, were exercisable on December 31, 1996.

     STOCK OPTION PLAN-

All employees, officers, directors and consultants of the Company or any subsidiary were eligible to participate in the Columbia Laboratories, Inc. 1988 Stock Option Plan, as amended (the "Plan"). Under the Plan, a total of 5,000,000 shares of Common Stock were authorized for issuance upon exercise of the options. As of October 1996, no further options will be granted pursuant to this Plan.

In October 1996, the Company adopted the 1996 Long-term Performance Plan ("Performance Plan") which provides for the grant of stock options, stock appreciation rights and restricted stock to certain designated employees of the Company, non-employee directors of the Company and certain other persons performing significant services for the Company as designated by the Compensation/Stock Option Committee of the Board of Directors. Pursuant to the Performance Plan, an aggregate of 3,000,000 shares of Common Stock have been reserved for issuance.

A summary of the status of the Company's two stock option plans as of December 31, 1996 and 1995, and changes during the years ending on those dates is presented below:


                                                     1996                          1995
                                             ----------------------       ---------------------
                                                           WEIGHTED                    WEIGHTED
                                                           AVERAGE                     AVERAGE
                                                           EXERCISE                    EXERCISE
                                               SHARE         PRICE          SHARES       PRICE
                                             ---------     --------       ---------    --------
Outstanding at beginning of year             3,176,646      $ 5.37        3,276,320     $ 5.67
Granted                                        699,000       10.41          321,500       7.25
Exercised                                     (253,374)       6.53         (161,000)      4.72
Forfeited                                      (31,000)       6.80         (260,174)     11.92
                                             ---------                    ---------
Outstanding at end of year                   3,591,272        6.25        3,176,646       5.37
                                             =========                    =========

Options exercisable at year end              2,808,772                    2,713,809
                                             =========                    =========

The following table summarizes information about stock options outstanding at December 31, 1996:

  RANGE OF              NUMBER            REMAINING      AVERAGE             NUMBER           AVERAGE
  EXERCISE            OUTSTANDING        CONTRACTUAL     EXERCISE         EXERCISABLE         EXERCISE
   PRICES        AT DECEMBER 31, 1996        LIFE         PRICE       AT DECEMBER 31, 1996      PRICE
-------------    --------------------    -----------     --------     --------------------    --------
    $1.44                 1,000              1.94         $ 1.44                1,000          $ 1.44
    $4.38             1,850,000              7.74           4.38            1,850,000            4.38
$ 4.88-$ 7.25           882,748              7.04           6.10              784,248            6.18
$ 8.00-$12.13           750,000              8.73          10.06              116,000            8.64
$12.25-$16.03           107,524              6.04          13.33               57,524           14.27
                      ---------                                             ---------
$ 1.44-$16.03         3,591,272              7.72           6.26            2,808,772            5.26
                      =========                                             =========

The Company applies APB Opinion 25 and related Interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation cost been determined based on the fair value at the grant dates for those awards consistent with the method of FASB Statement 123, the Company's net loss and loss per share would have been increased to the pro forma amounts indicated below:

                                            1996             1995
                                        ------------       ---------
Net loss            As reported         $(13,078,984)      $  (959,472)
                    Proforma             (16,648,154)       (2,284,148)
                                        ============       ===========

Loss per share      As reported         $      (0.47)      $     (0.04)
                    Proforma                    (.60)             (.09)
                                        ============       ===========

The estimated grant date present value reflected in the above table is determined using the Black-Scholes model. The material assumptions and adjustments incorporated in the Black-Scholes model in estimating the value of the options reflected in the above table include the following: (i) an exercise price equal to the fair market value of the underlying stock on the dates of grant, (ii) an option term of three years, (iii) an interest rate of 6% that represents the interest rate on a U.S. Treasury security with a maturity date corresponding to that of the option term, (iv) volatility of 60% calculated using daily stock prices for the one-year period prior to the grant date and (v) no annualized dividends paid with respect to a share of Common Stock at the date of grant. The ultimate values of the options will depend on the future price of the Company's Common Stock, which cannot be forecast with reasonable accuracy. The actual value, if any, an optionee will realize upon exercise of an option will depend on the excess of the market value of the Company's Common Stock over the exercise price on the date the option is exercised.

(4) COMMITMENTS AND CONTINGENCIES:

     LEASES-

The Company leases office space, apartments and office equipment under noncancelable operating leases. Lease expense for each of the three years ended December 31, 1996, 1995 and 1994 totaled $736,372, $365,995 and $461,489, respectively. Future minimum lease payments as of December 31, 1996 are as follows:

                     1997                $  715,059
                     1998                   523,665
                     1999                   141,857
                     2000                    87,072
                     2001                    53,802
                     Thereafter              19,852
                                         ----------
                                         $1,541,307
                                         ==========
     ROYALTIES-

In 1989, the Company purchased the assets of Bio-Mimetics, Inc. which consisted of the patents underlying the Company's Bioadhesive Delivery System, other patent applications and related technology, for $2,600,000, in the form of 9% convertible debentures which were converted into 500,000 shares of Common Stock during 1991, and $100,000 in cash. In addition, Bio-Mimetics, Inc. receives a royalty equal to two percent of the net sales of products based on the Bioadhesive Delivery System to an aggregate amount of $7,500,000. In addition, beginning in March 1995, the Company agreed to prepay a portion of the remaining royalty obligation if certain conditions are met. The Company may not assign the patents underlying the Bioadhesive Delivery System without the prior written consent of Bio-Mimetics, Inc. until the aggregate royalties have been paid.

In May 1989, the Company signed an exclusive agreement to license the U.S. and Canadian marketing rights for Diasorb(/registered/), a unique pediatric antidiarrheal product formerly marketed by Schering-Plough Corporation. Under the terms of the agreement, the Company is obligated to pay a royalty equal to 5% of the net sales of Diasorb.

     EMPLOYMENT AGREEMENTS-

The Company has employment agreements with certain employees, some of whom are also stockholders of the Company. The remaining terms of the employment agreements range from one to four years. Future base compensation to be paid under these agreements as of December 31, 1996 are as follows:

                     1997                  $  761,833
                     1998                     601,750
                     1999                     500,000
                     2000                     500,000
                                           ----------
                                           $2,363,583
                                           ==========

During 1993, the Company's stockholders approved an Incentive Compensation Plan covering all employees pursuant to which an aggregate of 5% of pretax earnings of the Company for any year will be awarded to designated employees of the Company. As a result of the Company's net losses, no amounts have been awarded to date.

     LEGAL PROCEEDINGS-

Various claims and complaints have been filed or are pending against the Company with respect to various matters. In the opinion of management and counsel, all such matters are adequately reserved for or covered by insurance or, if not so covered, are without any or have little merit or involve such amounts that if disposed of unfavorably would not have a material adverse effect on the Company.

(5) OTHER RELATED-PARTY TRANSACTION:

During 1993, the Company loaned two individuals who are officers, directors and stockholders of the Company an aggregate of $190,350. These notes, which bear interest at 10% per annum, were due on or before December 7, 1996. The notes and the related accrued interest, aggregating $230,354 as of December 31, 1995, are included in accounts receivable in the accompanying 1995 consolidated balance sheet. The due dates of these notes have subsequently been extended through December 7, 1999. Accordingly, as of December 31, 1996, the aggregate balance of $249,289 is included in other assets in the accompanying 1996 consolidated balance sheet.


(6) SEGMENT INFORMATION:

The Company and its subsidiaries are engaged in one line of business, the development and sale of pharmaceutical products and cosmetics. One customer accounted for approximately 21% and 27% of 1995 and 1994 consolidated net sales, respectively. Another customer accounted for approximately 18%, 16% and 14%, respectively, of 1996, 1995 and 1994 consolidated net sales. A third customer accounted for approximately 13%, 5% and 6% of 1996, 1995 and 1994 consolidated net sales, respectively. The following table shows selected information by geographic area:

                                       NET          LOSS FROM     IDENTIFIABLE
                                      SALES        OPERATIONS        ASSETS
                                    ----------    ------------    ------------
As of and for the year
 ended December 31, 1996-
 United States                      $4,434,410    $ (5,560,059)    $5,370,215
 Europe                              1,211,621      (9,758,848)     4,609,882
                                    ----------    ------------     -----------
                                    $5,646,031    $(15,318,907)    $9,980,097
                                    ==========    ============     ==========

As of and for the year
 ended December 31, 1995-
 United States                      $8,321,578    $ (2,451,702)    $2,989,278
 Europe                              1,583,055      (6,654,339)     4,697,392
                                    ----------    ------------     -----------
                                    $9,904,633    $ (9,106,041)    $7,686,670
                                    ==========    ============     ==========

As of and for the year
 ended December 31, 1994-

 United States                      $7,681,985   $ (2,798,773)     $3,153,159
 Europe                              1,087,079     (7,783,850)      3,654,405
                                    ----------   -------------     ----------
                                    $8,769,064   $(10,582,623)     $6,807,564
                                    ==========   ============      ==========

NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THIS OFFERING TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, THE SECURITIES OFFERED HEREBY.

                                                  TABLE OF CONTENTS

Available Information  ................................................... 2
The Company  ............................................................. 2
Risk Factors  ............................................................ 3
Use of Proceeds  ......................................................... 6
Dilution  ................................................................ 6
Business  ................................................................ 7
Properties  ............................................................. 12
Legal Proceedings                                                         12
Selected Financial Data  .................................................12
Management's Discussion and Analysis of
 Financial Condition and Results of Operations  ..........................13
Price Range of Common Stock  .............................................15
Dividend Policy  .........................................................15
Management  ..............................................................16
Security Ownership of Certain Beneficial Owners and Management  ..........21
Certain Relationships and Related Transactions  ..........................22
Plan of Distribution  ....................................................22
Selling Securityholders  .................................................23
Description of Securities  ...............................................24
Indemnification of Officers                                               27
Legal Matters  ...........................................................28
Experts  .................................................................28
Index to Consolidated Financial Statements  .............................F-1